Before the

SECURITIES AND EXCHANGE COMMISSION

AMENDED AND RESTATED APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 6(C) AND 17(B) OF THE INVESTMENT COMPANY ACT OF 1940 EXEMPTING CERTAIN TRANSACTIONS FROM THE PROVISIONS OF SECTION 17(A) OF THE ACT AND PURSUANT TO SECTION 17(D) OF THE ACT AND RULE 17D-1 THEREUNDER PERMITTING CERTAIN TRANSACTIONS

In the matter of application of

MORGAN STANLEY INVESTMENT MANAGEMENT INC.

MORGAN STANLEY INVESTMENT ADVISORS INC.

VAN KAMPEN ASSET MANAGEMENT

MORGAN STANLEY & CO. INCORPORATED

MORGAN STANLEY BALANCED FUND

MORGAN STANLEY U.S. GOVERNMENT MONEY MARKET TRUST

MORGAN STANLEY DIVIDEND GROWTH SECURITIES INC.

MORGAN STANLEY NATURAL RESOURCE DEVELOPMENT SECURITIES INC.

MORGAN STANLEY SPECIAL GROWTH FUND

MORGAN STANLEY GLOBAL DIVIDEND GROWTH SECURITIES

MORGAN STANLEY LIMITED TERM MUNICIPAL TRUST

MORGAN STANLEY TECHNOLOGY FUND

MORGAN STANLEY SMALL-MID SPECIAL VALUE FUND

MORGAN STANLEY GLOBAL ADVANTAGE FUND

MORGAN STANLEY LIMITED DURATION U.S. GOVERNMENT TRUST

ACTIVE ASSETS CALIFORNIA TAX-FREE TRUST

ACTIVE ASSETS GOVERNMENT SECURITIES TRUST

ACTIVE ASSETS INSTITUTIONAL GOVERNMENT SECURITIES TRUST

ACTIVE ASSETS INSTITUTIONAL MONEY TRUST

ACTIVE ASSETS MONEY TRUST

ACTIVE ASSETS TAX-FREE TRUST

MORGAN STANLEY EQUALLY-WEIGHTED S&P 500 FUND

MORGAN STANLEY SERIES FUNDS

MORGAN STANLEY HEALTH SCIENCES TRUST

MORGAN STANLEY SPECIAL VALUE FUND

MORGAN STANLEY STRATEGIST FUND

MORGAN STANLEY HIGH YIELD SECURITIES INC.

MORGAN STANLEY INTERNATIONAL VALUE EQUITY FUND

MORGAN STANLEY LIQUID ASSET FUND INC.

MORGAN STANLEY MID-CAP VALUE FUND

MORGAN STANLEY S&P 500 INDEX FUND

MORGAN STANLEY CONVERTIBLE SECURITIES TRUST

MORGAN STANLEY FUNDAMENTAL VALUE FUND

MORGAN STANLEY MID CAP GROWTH FUND

MORGAN STANLEY PRIME INCOME TRUST

MORGAN STANLEY VALUE FUND

MORGAN STANLEY EUROPEAN EQUITY FUND INC.

MORGAN STANLEY FLEXIBLE INCOME TRUST

MORGAN STANLEY INTERNATIONAL FUND

MORGAN STANLEY MORTGAGE SECURITIES TRUST

MORGAN STANLEY PACIFIC GROWTH FUND INC.

MORGAN STANLEY CAPITAL OPPORTUNITIES TRUST

MORGAN STANLEY REAL ESTATE FUND

MORGAN STANLEY CALIFORNIA TAX-FREE DAILY INCOME TRUST

MORGAN STANLEY CALIFORNIA TAX-FREE INCOME FUND

MORGAN STANLEY FOCUS GROWTH FUND

MORGAN STANLEY FX SERIES FUNDS

MORGAN STANLEY NEW YORK MUNICIPAL MONEY MARKET TRUST

MORGAN STANLEY NEW YORK TAX-FREE INCOME FUND

MORGAN STANLEY SELECT DIMENSIONS INVESTMENT SERIES

MORGAN STANLEY TAX-EXEMPT SECURITIES TRUST

MORGAN STANLEY TAX-FREE DAILY INCOME TRUST

MORGAN STANLEY U.S. GOVERNMENT SECURITIES TRUST

MORGAN STANLEY GLOBAL INFRASTRUCTURE FUND

MORGAN STANLEY VARIABLE INVESTMENT SERIES

MORGAN STANLEY MUNICIPAL INCOME OPPORTUNITIES TRUST II

MORGAN STANLEY MUNICIPAL INCOME OPPORTUNITIES TRUST III

MORGAN STANLEY MUNICIPAL INCOME OPPORTUNITIES TRUST

MORGAN STANLEY MUNICIPAL PREMIUM INCOME TRUST

MORGAN STANLEY INCOME SECURITIES INC.

MORGAN STANLEY CALIFORNIA INSURED MUNICIPAL INCOME TRUST

MORGAN STANLEY CALIFORNIA QUALITY MUNICIPAL SECURITIES

MORGAN STANLEY INSURED CALIFORNIA MUNICIPAL SECURITIES

MORGAN STANLEY INSURED MUNICIPAL BOND TRUST

MORGAN STANLEY INSURED MUNICIPAL INCOME TRUST

MORGAN STANLEY INSURED MUNICIPAL SECURITIES

MORGAN STANLEY INSURED MUNICIPAL TRUST

MORGAN STANLEY NEW YORK QUALITY MUNICIPAL SECURITIES

MORGAN STANLEY QUALITY MUNICIPAL INCOME TRUST

MORGAN STANLEY QUALITY MUNICIPAL INVESTMENT TRUST

MORGAN STANLEY QUALITY MUNICIPAL SECURITIES

MORGAN STANLEY INSTITUTIONAL FUND TRUST

MORGAN STANLEY INSTITUTIONAL LIQUIDITY FUNDS

MORGAN STANLEY INSTITUTIONAL FUND, INC.

THE UNIVERSAL INSTITUTIONAL FUNDS, INC.

MORGAN STANLEY EMERGING MARKETS DOMESTIC DEBT FUND, INC.

THE TURKISH INVESTMENT FUND, INC.

MORGAN STANLEY ASIA-PACIFIC FUND, INC.

MORGAN STANLEY CHINA “A” SHARE FUND, INC.

MORGAN STANLEY EASTERN EUROPE FUND, INC.

MORGAN STANLEY EMERGING MARKETS DEBT FUND, INC.

MORGAN STANLEY EMERGING MARKETS FUND, INC.

MORGAN STANLEY GLOBAL OPPORTUNITY BOND FUND, INC.

MORGAN STANLEY HIGH YIELD FUND, INC.

MORGAN STANLEY INDIA INVESTMENT FUND, INC.

MORGAN STANLEY FRONTIER EMERGING MARKETS FUND, INC.

THE LATIN AMERICAN DISCOVERY FUND, INC.

THE MALAYSIA FUND, INC.

THE THAI FUND, INC.

VAN KAMPEN EQUITY TRUST

VAN KAMPEN MONEY MARKET FUND

VAN KAMPEN CAPITAL GROWTH FUND

VAN KAMPEN TAX FREE MONEY FUND

VAN KAMPEN SERIES FUND, INC.

VAN KAMPEN SENIOR LOAN FUND

VAN KAMPEN CORPORATE BOND FUND

VAN KAMPEN EQUITY TRUST II

VAN KAMPEN HIGH YIELD FUND

VAN KAMPEN TRUST

VAN KAMPEN PARTNERS TRUST

VAN KAMPEN RETIREMENT STRATEGY TRUST

VAN KAMPEN GOVERNMENT SECURITIES FUND

VAN KAMPEN PENNSYLVANIA TAX FREE INCOME FUND

VAN KAMPEN TAX FREE TRUST

VAN KAMPEN TRUST II

VAN KAMPEN GROWTH AND INCOME FUND

VAN KAMPEN TAX-EXEMPT TRUST

VAN KAMPEN COMSTOCK FUND

VAN KAMPEN ENTERPRISE FUND

VAN KAMPEN EQUITY AND INCOME FUND

VAN KAMPEN EXCHANGE FUND

VAN KAMPEN HARBOR FUND

VAN KAMPEN LIFE INVESTMENT TRUST

VAN KAMPEN LIMITED DURATION FUND

VAN KAMPEN REAL ESTATE SECURITIES FUND

VAN KAMPEN U.S. GOVERNMENT TRUST

VAN KAMPEN SENIOR INCOME TRUST

VAN KAMPEN ADVANTAGE MUNICIPAL INCOME TRUST II

VAN KAMPEN CALIFORNIA VALUE MUNICIPAL INCOME TRUST

VAN KAMPEN DYNAMIC CREDIT OPPORTUNITIES FUND

VAN KAMPEN MASSACHUSETTS VALUE MUNICIPAL INCOME TRUST

VAN KAMPEN MUNICIPAL OPPORTUNITY TRUST

VAN KAMPEN MUNICIPAL TRUST

VAN KAMPEN OHIO QUALITY MUNICIPAL TRUST

VAN KAMPEN PENNSYLVANIA VALUE MUNICIPAL INCOME TRUST

VAN KAMPEN SELECT SECTOR MUNICIPAL TRUST

VAN KAMPEN TRUST FOR INSURED MUNICIPALS

VAN KAMPEN TRUST FOR INVESTMENT GRADE MUNICIPALS

VAN KAMPEN TRUST FOR INVESTMENT GRADE NEW JERSEY MUNICIPALS

VAN KAMPEN TRUST FOR INVESTMENT GRADE NEW YORK MUNICIPALS

VAN KAMPEN BOND FUND

VAN KAMPEN HIGH INCOME TRUST II

CITIGROUP ALTERNATIVE INVESTMENTS LLC

CITIGROUP GLOBAL MARKETS INC.

CITIGROUP GLOBAL MARKETS LIMITED

CITIGROUP FINANCIAL PRODUCTS INC.

CITIBANK, N.A.

CITIBANK CANADA

CITIBANK INTERNATIONAL PLC

LMP CORPORATE LOAN FUND INC.

File No. 812-13656

June 15, 2009

Copies to:

Stefanie V. Chang Yu, Esq.	Marianna Maffucci
Morgan Stanley Investment Management Inc.	Citigroup Global Markets Inc.
522 Fifth Avenue	388 Greenwich Street, 17th Floor
New York, New York 10036	New York, New York 10013

Communications, copies and notice to:

Brian M. Kaplowitz, Esq.	Nora M. Jordan, Esq.
Sidley Austin LLP	Davis Polk & Wardwell
787 Seventh Avenue	450 Lexington Avenue
New York, New York 10019	New York, New York 10017

This Application consists of 87 pages (including Exhibits),

which have been numbered sequentially.

TABLE OF CONTENTS

I.	Summary of Application		9

II.	Description of the Applicants		12

	A.	The Funds	12

	B.	The Advisers	12

	C.	The Trading Entities	14

III.	The Joint Venture		15

	A.	Ownership of the Joint Venture	15

	B.	The Contributed Businesses	16

	C.	Governance of the Joint Venture	17

IV.	Separation Between the MS Entities and the Citi Entities		18

V.	Consolidation in the Financial Services Industry		21

VI.	The Securities Transactions		24

	A.	The Securities Transactions Generally	24

	B.	Joint Transactions	26

VII.	Relevant Provisions and Relief Requested		31

	A.	Relevant Provisions	31

	B.	Authority for the Order	34

	C.	Relief Requested	35

VIII.	Rationale for Relief		36

IX.	Precedent		43

X.	Applicants’ Conditions		47

	A.	Structural	47

	B.	Transactional	50

XI.	Conclusion		57

XII.	Procedural Matters		58

UNITED STATES OF AMERICA

before the

SECURITIES AND EXCHANGE COMMISSION

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In the Matter of	:
:

Morgan Stanley Investment Management Inc.

Morgan Stanley Investment Advisors Inc.

Van Kampen Asset Management

Morgan Stanley & Co. Incorporated

Morgan Stanley Balanced Fund

Morgan Stanley U.S. Government Money Market Trust

Morgan Stanley Dividend Growth Securities Inc.

Morgan Stanley Natural Resource Development Securities Inc.

Morgan Stanley Special Growth Fund

Morgan Stanley Global Dividend Growth Securities

Morgan Stanley Limited Term Municipal Trust

Morgan Stanley Technology Fund

Morgan Stanley Small-Mid Special Value Fund

Morgan Stanley Global Advantage Fund

Morgan Stanley Limited Duration U.S. Government Trust

Active Assets California Tax-Free Trust

Active Assets Government Securities Trust

Active Assets Institutional Government Securities Trust

Active Assets Institutional Money Trust

Active Assets Money Trust

Active Assets Tax-Free Trust

Morgan Stanley Equally-Weighted S&P 500 Fund

Morgan Stanley Series Funds

Morgan Stanley Health Sciences Trust

Morgan Stanley Special Value Fund

Morgan Stanley Strategist Fund

Morgan Stanley High Yield Securities Inc.

Morgan Stanley International Value Equity Fund

Morgan Stanley Liquid Asset Fund Inc.

Morgan Stanley Mid-Cap Value Fund

Morgan Stanley S&P 500 Index Fund

Morgan Stanley Convertible Securities Trust

Morgan Stanley Fundamental Value Fund

Morgan Stanley Mid Cap Growth Fund

Morgan Stanley Prime Income Trust

Morgan Stanley Value Fund

: : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : :

Application for an order pursuant to Sections 6(c) and 17(b) of the Investment Company Act of 1940 exempting certain transactions from the provisions of Sections 17(a) of the Act and pursuant to Section 17(d) of the Act and Rule 17d-1 thereunder permitting certain transactions

Morgan Stanley European Equity Fund Inc.

Morgan Stanley Flexible Income Trust

Morgan Stanley International Fund

Morgan Stanley Mortgage Securities Trust

Morgan Stanley Pacific Growth Fund Inc.

Morgan Stanley Capital Opportunities Trust

Morgan Stanley Real Estate Fund

Morgan Stanley California Tax-Free Daily Income Trust

Morgan Stanley California Tax-Free Income Fund

Morgan Stanley Focus Growth Fund

Morgan Stanley FX Series Funds

Morgan Stanley New York Municipal Money Market Trust

Morgan Stanley New York Tax-Free Income Fund

Morgan Stanley Select Dimensions Investment Series

Morgan Stanley Tax-Exempt Securities Trust

Morgan Stanley Tax-Free Daily Income Trust

Morgan Stanley U.S. Government Securities Trust

Morgan Stanley Global Infrastructure Fund

Morgan Stanley Variable Investment Series

Morgan Stanley Municipal Income Opportunities Trust II

Morgan Stanley Municipal Income Opportunities Trust III

Morgan Stanley Municipal Income Opportunities Trust

Morgan Stanley Municipal Premium Income Trust

Morgan Stanley Income Securities Inc.

Morgan Stanley California Insured Municipal Income Trust

Morgan Stanley California Quality Municipal Securities

Morgan Stanley Insured California Municipal Securities

Morgan Stanley Insured Municipal Bond Trust

Morgan Stanley Insured Municipal Income Trust

Morgan Stanley Insured Municipal Securities

Morgan Stanley Insured Municipal Trust

Morgan Stanley New York Quality Municipal Securities

Morgan Stanley Quality Municipal Income Trust

Morgan Stanley Quality Municipal Investment Trust

Morgan Stanley Quality Municipal Securities

Morgan Stanley Institutional Fund Trust

Morgan Stanley Institutional Liquidity Funds

Morgan Stanley Institutional Fund, Inc.

The Universal Institutional Funds, Inc.

Morgan Stanley Emerging Markets Domestic Debt Fund, Inc.

The Turkish Investment Fund, Inc.

Morgan Stanley Asia-Pacific Fund, Inc.

Morgan Stanley China “A” Share Fund, Inc.

Morgan Stanley Eastern Europe Fund, Inc.

: : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : :

Morgan Stanley Emerging Markets Debt Fund, Inc.

Morgan Stanley Emerging Markets Fund, Inc.

Morgan Stanley Global Opportunity Bond Fund, Inc.

Morgan Stanley High Yield Fund, Inc.

Morgan Stanley India Investment Fund, Inc.

Morgan Stanley Frontier Emerging Markets Fund, Inc.

The Latin American Discovery Fund, Inc.

The Malaysia Fund, Inc.

The Thai Fund, Inc.

Van Kampen Equity Trust

Van Kampen Money Market Fund

Van Kampen Capital Growth Fund

Van Kampen Tax Free Money Fund

Van Kampen Series Fund, Inc.

Van Kampen Senior Loan Fund

Van Kampen Corporate Bond Fund

Van Kampen Equity Trust II

Van Kampen High Yield Fund

Van Kampen Trust

Van Kampen Partners Trust

Van Kampen Retirement Strategy Trust

Van Kampen Government Securities Fund

Van Kampen Pennsylvania Tax Free Income Fund

Van Kampen Tax Free Trust

Van Kampen Trust II

Van Kampen Growth and Income Fund

Van Kampen Tax-Exempt Trust

Van Kampen Comstock Fund

Van Kampen Enterprise Fund

Van Kampen Equity and Income Fund

Van Kampen Exchange Fund

Van Kampen Harbor Fund

Van Kampen Life Investment Trust

Van Kampen Limited Duration Fund

Van Kampen Real Estate Securities Fund

Van Kampen U.S. Government Trust

Van Kampen Senior Income Trust

Van Kampen Advantage Municipal Income Trust II

Van Kampen California Value Municipal Income Trust

Van Kampen Dynamic Credit Opportunities Fund

Van Kampen Massachusetts Value Municipal Income Trust

Van Kampen Municipal Opportunity Trust

Van Kampen Municipal Trust

Van Kampen Ohio Quality Municipal Trust

Van Kampen Pennsylvania Value Municipal Income Trust

Van Kampen Select Sector Municipal Trust

Van Kampen Trust for Insured Municipals

: : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : :

Van Kampen Trust for Investment Grade Municipals

Van Kampen Trust for Investment Grade New Jersey Municipals

Van Kampen Trust for Investment Grade New York Municipals

Van Kampen Bond Fund

Van Kampen High Income Trust II

Citigroup Alternative Investments LLC

Citigroup Global Markets Inc.

Citigroup Global Markets Limited

Citigroup Financial Products, Inc.

Citibank, N.A.

Citibank Canada

Citibank International plc

LMP Corporate Loan Fund Inc.

: : : : : : : : : : : : :
:
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I.

Summary of Application

This Application is submitted to the Securities and Exchange Commission (the “Commission”) on behalf of the applicants named herein (the “Applicants”) pursuant to Sections 6(c) and 17(b) of the Investment Company Act of 1940, as amended (the “Act”), for an order exempting securities transactions of the type described below from the provisions of Sections 17(a) of the Act, and pursuant to Section 17(d) of the Act and Rule 17d-1 permitting certain transactions.  The Applicants are Morgan Stanley Investment Management Inc., Morgan Stanley Investment Advisors Inc. and Van Kampen Asset Management (each, a “MS Adviser” and collectively, the “MS Advisers”); the Funds listed in Schedule A to this application, which are advised by the MS Advisers (the “MS Funds”); Morgan Stanley & Co. Incorporated (“MS & Co.”) (or its affiliates, together, the “MS Trading Entity” unless the context otherwise requires); Citigroup Alternative Investments LLC (the “Citi Adviser” and, together with the MS Advisers, the “Advisers”); LMP Corporate Loan Fund Inc. (the “LMP Fund”) for which the Citi Adviser currently acts as a sub-investment adviser; and Citigroup Global Markets Inc. (“CGMI”), Citigroup Global Markets Limited, Citigroup Financial Products Inc., Citibank, N.A., Citibank Canada or Citibank International plc as relevant to the particular transaction (or their affiliates, together, the “Citi Trading Entity,” unless the context otherwise requires, and, together with the MS Trading Entity, the “Trading Entities”).

The Order sought herein would permit the MS Funds to engage in the Securities Transactions (defined below) with the Citi Trading Entity and would permit the LMP Fund to engage in the Securities Transactions with the MS Trading Entity.  The “Securities Transactions” that are the subject of the requested order (the “Order”) include primary and secondary market transactions in fixed-income securities on a principal basis (as discussed below) between the MS Funds and the Citi Trading Entity and between the LMP Fund and the MS Trading Entity.(1)  Securities Transactions also would include, and the Order also would permit, certain specified types of transactions in which the Citi Trading Entity or the MS Trading Entity and the MS Funds or the LMP Fund, respectively, might each participate jointly or have a joint interest (sometimes referred to as “Joint Transactions”).  The Order would apply only under circumstances in which the Citi Trading Entity might be deemed an affiliated person of an affiliated person (a “second-tier affiliate”) of a MS Fund (or the MS Trading Entity deemed a second-tier affiliate of the LMP Fund) solely as a result of the formation of Morgan Stanley Smith Barney Holdings LLC (“MSSB” or the “Joint Venture”), a joint venture to which each of Citigroup Inc. (“Citigroup”) and Morgan Stanley, the parent company of the MS Advisers and MS Trading Entity (“Morgan Stanley”), have contributed certain businesses.  The Order requested herein is subject to certain conditions, as more fully described below.

(1) “Fixed-income securities” for purposes of the Order include loans and interests therein, as well as convertible bonds and convertible preferred stock.

Applicants seek to extend the Order requested to (i) any open-end or closed-end investment company registered under the Act, whether now existing or organized in the future, that is advised by any Adviser or by any existing or future investment adviser controlling, controlled by or under common control with Morgan Stanley or Citigroup other than MSSB(2) (such a fund, when advised by a Citigroup entity, is hereafter referred to together with the LMP Fund as a “Citi Fund” and, together with the MS Funds, the “Funds”), (ii) the Advisers and any existing or future investment adviser controlling, controlled by or under common control with Morgan Stanley or Citigroup other than MSSB and (iii) the Trading Entities and any existing or future entity controlling, controlled by or under common control with Citigroup or Morgan Stanley other than MSSB, provided that any entity that relies on the Order complies with the terms and conditions set forth in this Application as though it were an Applicant.

Applicants request relief hereunder only for transactions that would be restricted by Sections 17(a) and 17(d) of the Act, and Rule 17d-1 thereunder, solely because of Citigroup’s and Morgan Stanley’s direct or indirect interest in MSSB.  The relief sought hereunder will not apply where a Trading Entity is an affiliated person or a second-tier affiliate of a Fund for reasons other than such interest.  Additionally, the relief sought hereunder will not apply if the transactions would be restricted by the above provisions because a Trading Entity is a principal underwriter or promoter of a Fund.  No fund advised or promoted by MSSB, or for which MSSB acts as principal underwriter, would be covered by the Order.(3)  The proposed Order will not

(2) Pursuant to a Joint Venture Contribution and Formation Agreement (the “JV Agreement”), Morgan Stanley contributed to the Joint Venture its global wealth management (retail brokerage) and private wealth management businesses, which businesses currently operate and will in the future operate independent of the MS Advisers, as described herein.  Citigroup contributed to the Joint Venture its retail brokerage and futures business operated under the name “Smith Barney” in the United States and Australia and operated under the name “Quilter” in the United Kingdom, Ireland and the Channel Islands.

(3) MSSB may act as principal underwriter for new closed-end MS or Citi Funds.  However, such role will cease at the time the syndicate terminates and prior to any transactions by such Fund involving the opposite Trading Entity.

apply to transactions between the MS Funds and any Morgan Stanley controlled entity or to transactions between the Citi Funds and any Citigroup controlled entity.(4)

II.

Description of the Applicants

A.            The Funds

Each Fund is an open-end or closed-end management investment company registered under the Act and is organized as a statutory trust, business trust or corporation under the laws of Delaware, Maryland, Massachusetts or Pennsylvania.(5)  The Funds have a variety of investment objectives, but each may to a greater or lesser degree invest a portion of its assets in fixed-income securities.  (For the sake of simplicity, while there are no Citi Funds currently other than the LMP Fund, this Application generally will use the present tense for both the MS Funds and the Citi Funds.)

The fixed-income securities in which the Funds may invest include, but are not limited to, government securities, municipal securities, tender option bonds, taxable and tax-exempt money market securities, repurchase agreements, asset- and mortgage-backed securities, corporate issues and syndicated loans (including assignments thereof and participations therein), each as the Funds’ respective investment policies allow.

B.            The Advisers

The MS Advisers are direct or indirect wholly-owned subsidiaries of Morgan Stanley, a Delaware corporation.  Morgan Stanley is a leading global financial services firm whose business activities include securities trading and brokerage activities, investment banking,

(4) Morgan Stanley presently has an exemptive order to, among other things, permit its broker-dealer subsidiary, MS&Co. Incorporated, to engage in principal transactions in taxable and tax-exempt money market instruments with the Funds.  Investment Company Act Release No. 28150 (Feb. 13, 2008).

(5) The Van Kampen Exchange Fund is a California limited partnership and is managed by a Board of General Partners.

research and analysis, financing and financial advisory services.  Each MS Adviser is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).  The MS Advisers act as investment advisers to each of the MS Funds and may supervise one or more affiliated or unaffiliated sub-advisers with respect to certain MS Funds.

The Citi Adviser is an indirect wholly-owned subsidiary of Citigroup, a Delaware corporation.  Citigroup, a leading global financial services company, has some 200 million customer accounts and does business in more than 100 countries, providing consumers, corporations, governments and institutions with a broad range of financial products and services, including consumer banking and credit, corporate and investment banking, securities brokerage, and wealth management.  The Citi Adviser is registered as an investment adviser under the Advisers Act.  The Citi Adviser acts as sub-investment adviser to the LMP Fund and may, as noted above, act in the future as adviser to such registered investment companies as may otherwise exist or are organized subsequently.

Each Fund and its Adviser have entered into an investment management agreement pursuant to which the Adviser is responsible for managing the Fund’s investment portfolio, subject to the supervision of the Board of Directors, Board of Trustees or other governing body of such Fund, as applicable (each, a “Board”), making investment decisions on behalf of the Fund and placing its transactions.

Each of the MS Advisers and the Citi Adviser have adopted confidentiality policies designed to limit the unnecessary flow of information about client holdings and transactions.  Such policies have been extended to prevent unnecessary information sharing between MSSB and each of the MS Advisers and the Citi Adviser.  For example, the MS Advisers and the Citi Adviser have each adopted policies designed to keep information about client holdings and transactions on a confidential basis, prior to any public disclosure.  Pursuant to these policies, information regarding investment advisory and portfolio execution matters relating to the MS Funds and the Citi Fund are considered by the MS Advisers and the Citi Adviser, respectively, as information that may not be communicated outside of such Adviser except as necessary (e.g., to a potential executing broker or dealer on an actual trade), including to MSSB.  In general, prior to any public disclosure and consistent with an Adviser’s fiduciary duty to the Fund, information concerning Fund portfolio holdings is considered confidential and may only be shared by a Fund’s Adviser for a legitimate business purpose with certain types of parties and then, upon prior approval by the Fund’s board or by a committee set up to evaluate such circumstances.  Additionally, “information barriers” are in place to prevent the dissemination of confidential information between affiliates, such as between the MS Advisers and other MS Entities (as defined below) or between the Citi Adviser and other Citi Entities (as defined below), respectively.

C.            The Trading Entities

MS & Co., a Delaware corporation, is a wholly-owned subsidiary of Morgan Stanley.  CGMI, a New York corporation, is an indirect wholly-owned subsidiary of Citigroup.  Each Trading Entity is registered as a broker-dealer with the Commission pursuant to Section 15 of the Securities Exchange Act of 1934.  Each conducts a diversified, full service securities business, including (but not limited to) as a dealer and underwriter for fixed-income securities, and each is a primary dealer in U.S. government securities.  As described below, each of MS & Co. and CGMI are leading dealers and underwriters in respect of a variety of fixed-income securities.  Citibank, N.A., Citibank Canada, Citibank International plc, Citigroup Global Markets Limited and Citigroup Financial Products Inc. are each wholly-owned subsidiaries of Citigroup (directly or indirectly) and are each, among other things, leading originators of, or participants in, syndicated loans and/or participants in the secondary markets for such loans.

III.

The Joint Venture

On January 13, 2009, Morgan Stanley and Citigroup entered into a joint venture contribution and formation agreement (the “JV Agreement”) to create MSSB, a Delaware limited liability company of which the equity capitalization will consist solely of one class of common membership interests (the “Interests”).(6)  MSSB is a holding company and the sole member of Morgan Stanley Smith Barney LLC, which will conduct most of the Joint Venture’s domestic operations as a dual-registered broker-dealer and investment adviser.  On June 1, 2009, the Joint Venture closed in accordance with the terms of the JV Agreement.

A.            Ownership of the Joint Venture

Pursuant to the terms of the JV Agreement, Morgan Stanley has contributed into the Joint Venture the businesses of its global wealth management (retail brokerage) and private wealth management businesses (the “MS Contributed Businesses”) (together with all contracts, employees, property licenses and other assets and liabilities).  Citigroup has contributed into the Joint Venture its businesses Smith Barney, Quilter and Smith Barney Australia (the “Citi Contributed Businesses” and, collectively with the MS Contributed Businesses, the “Contributed Businesses”) (together with all contracts, employees, property licenses and other assets and liabilities).

Morgan Stanley now owns indirectly through subsidiaries 51% of the Interests, and Citigroup owns, indirectly through CGMI 49% of the Interests.  In addition, under the JV

(6) The JV Agreement is included with Morgan Stanley’s filing on Form 8-K dated January 13, 2009.

Agreement, Morgan Stanley has the option to purchase an additional 14% of the Interests following the third anniversary of the closing, an additional 15% of the Interests after the fourth anniversary, and any remaining Interests held by Citigroup after the fifth anniversary.

B.            The Contributed Businesses

No parent or any business unit of any Adviser will be a Contributed Business.  No Fund is advised by a Contributed Business.

Formerly, Smith Barney was a division of CGMI and Quilter was operated through several separate legal entities under the control of Citigroup.  Currently, the Citi Contributed Businesses form part of MSSB, operating separately from CGMI and any other Citigroup entity.  Prior to the closing of the Joint Venture, Morgan Stanley’s global wealth management businesses formed part of MS & Co.  Such businesses are currently, as part of MSSB, operated separately from MS & Co., which remains an investment bank and broker-dealer.

MSSB provides retail brokerage and a variety of wealth management services, including as an investment adviser, insurance broker, insurance agency and futures broker.  MSSB conducts its own businesses, operating separately from the non-MSSB business units of Citigroup and Morgan Stanley (although they may perform certain functions, such as clearing, for MSSB for a certain period of time following the closing of the Joint Venture).  Citigroup and Morgan Stanley have preserved their distinct brands and continue to offer independently a wide range of financial services.  Citigroup has no interest in, and will not control (within the meaning of Section 2(a)(9) of the Act) directly or indirectly, Morgan Stanley, the MS Advisers, or any other Morgan Stanley entity that is not a MS Contributed Business (together with the MS Advisers, the “MS Entities”).  Morgan Stanley has no interest in, and will not control (within the meaning of Section 2(a)(9) of the Act) directly or indirectly, Citigroup, the Citi Adviser, or any other Citigroup entity that is not a Citi Contributed Business (together with the Citi Adviser, the “Citi Entities”).

C.            Governance of the Joint Venture

MSSB is governed by a newly formed Board of Directors controlled by Morgan Stanley.  Currently, the Board consists of four Morgan Stanley designees and two Citigroup designees (as long as Citigroup owns 10% or more of the Interests) and the president of MSSB.  The Chairman of MSSB is the Co-President of Morgan Stanley.  Morgan Stanley designees constitute a majority of each committee of the MSSB Board, which also includes at least one Citigroup designee.(7)

All matters with regard to MSSB generally will be determined by a majority vote of the MSSB Board, although the Joint Venture also includes certain other specified governance and approval rights.  These rights require the approval of Morgan Stanley and, for so long as Citigroup owns at least 20% of MSSB, of Citigroup, with respect to certain specified major decisions, including (but not limited to), generally: (i) any merger, liquidation or sale of MSSB; (ii) any acquisition or disposition of a business representing more than 20% of assets or revenues; (iii) related party transactions other than those conducted (a) at arm’s length and (b) in the ordinary course of business (Citigroup may dispute either (a) or (b)); (iv) issuance, repurchase or redemption of equity securities except in certain circumstances; (v) removal or replacement of the president of MSSB or certain other officers; (vi) entry into new business lines in certain circumstances and (vii) certain bankruptcy and tax events.  Approval of Citigroup is required for amendment to the LLC Agreement, as long as Citigroup owns at least 20% of the

(7) Although no public offering of common shares of MSSB is contemplated, in the event of such a public offering, (1) the MSSB Board will include at least three independent directors, (2) Citigroup will have the right to proportionate representation on the MSSB Board for so long as it owns at least 20% of MSSB (and in any event, not less than one designee) and (3) Morgan Stanley will be entitled to designate a majority of the MSSB Board.

Interests; thereafter, Citigroup’s approval will be required only as to certain specified matters.  Citigroup also may put its Interests to Morgan Stanley, in the event of a change of control of Morgan Stanley or after the sixth anniversary of the closing of the Joint Venture transaction if Morgan Stanley has exercised its first two call rights.

IV.

Separation Between the MS Entities and the Citi Entities

Subsequent to the closing of the Joint Venture, the Citi Trading Entity and the MS Advisers (and the MS Trading Entity and the Citi Adviser) continue to operate as separate, independent businesses.  The Citi Trading Entity and the MS Advisers (and the MS Trading Entity and the Citi Adviser) continue to have separate ownership, their own separate officers and employees, and each continues to be separately capitalized and each maintains its own separate books and records and physically separate offices.(8)  In addition, the MS Advisers operate as distinct entities and independent profit centers under the umbrella of Morgan Stanley.  Further, Morgan Stanley will not have any involvement with respect to proposed transactions pursuant to the Order and will not attempt to influence or control in any way the placing by the MS Funds or the MS Advisers of orders.  Furthermore, officers and employees of the MS Advisers may not communicate confidential and non-public investment-related information to Morgan Stanley employees outside of the MS Advisers and their mutual fund service provider affiliates, except in connection with a conflicts clearing process set up for that purpose.  Such “information barriers” are designed to control and prevent the dissemination of confidential and material nonpublic information by employees who receive such nonpublic information during the course of their

(8) No director, officer or employee of the MS Funds or the MS Advisers also is or will be a director, officer or employee of the Citi Trading Entity.  No director, officer or employee of the Citi Fund or the Citi Adviser also is or will be a director, officer or employee of the MS Trading Entity.  As noted above, each of Citigroup and Morgan Stanley has the right to designate members of the Board of Directors of MSSB. Currently, the Chairman of MSSB is the Co-President of Morgan Stanley.

employment.  Similarly, the Citi Adviser operates as a distinct entity and independent profit center and also employs information barriers to prevent the dissemination of confidential and nonpublic information outside the Citi Adviser.

The Funds and their investors are also protected from any undue influence, among other things, by the substantial separation and independent operation of the Trading Entities from each other and from MSSB.  Independent operation generally consists of separate profit centers, separate capitalization, separate books and records and a separate compensation system that does not reward employees based on (i) a factor that treats the Funds differently than unaffiliated counterparties or (ii) the amount of business done by the Citi Funds with the MS Trading Entity (in the case of Citigroup) or the MS Funds with the Citi Trading Entity (in the case of Morgan Stanley), except to the extent such business might affect indirectly the profits or losses of the Advisers.(9)  The Advisers will not cause the Funds to engage in portfolio transactions with MSSB.  Further, the “information barriers” described above with respect the Advisers and their affiliates will prevent the exchange of confidential information between the Advisers and MSSB.

In light of the entity separation described above, the Applicants submit that neither the Citi Trading Entity nor the MS Trading Entity will be in a position to cause any Securities Transaction by the MS Funds or the Citi Fund, respectively.  That separation is in effect required to be maintained for so long as the Order is relied upon by the “Structural Conditions” described in Section X below.  Further, among other things, those conditions prohibit the Citi Trading Entity or its affiliates from consulting with the MS Advisers regarding potential transactions beyond the extent normally carried out with unaffiliated parties in the normal course of business.  In addition, the Citi Trading Entity must adopt policies prohibiting it from (i) linking approvals

(9) The MS Entities and MSSB are managed as separate lines of business, though each entity ultimately reports to the same individual(s) with respect to the Morgan Stanley side.

regarding MSSB to actions by a MS Adviser or MS Fund, or (ii) using MSSB to seek business with the MS Advisers or MS Funds, nor will Citigroup adopt any compensation scheme that treats such business differently from business with unaffiliated partners.  Similar conditions of course also address the actions of the MS Trading Entity vis-à-vis the Citi Adviser and the Citi Fund.  Moreover, there is not, and will not be, any express or implied understanding between the Citi Trading Entity and Morgan Stanley or any MS Adviser that a MS Adviser will cause a MS Fund to enter into Securities Transactions or give preference to the Citi Trading Entity in effecting such transactions between the MS Fund and the Citi Trading Entity.  Similarly, there is not, and will not be, any express or implied understanding between the MS Trading Entity and Citigroup or any Citi Adviser that a Citi Adviser will cause a Citi Fund to enter into Securities Transactions or give preference to the MS Trading Entity in effecting such transactions between the Citi Fund and the MS Trading Entity.

All decisions by the Funds to enter into portfolio transactions are determined solely by their respective Advisers in accordance with the investment objectives of the Fund.  In that regard, trade execution for the Funds is the responsibility of one or more individuals employed solely by their respective Advisers and the Advisers will continue to adhere to a best execution standard.  Portfolio managers employed by MS Advisers will have no affiliation (within the meaning of the Act) with the Citi Trading Entity, and their lines of reporting responsibility will be solely within the MS Advisers.  Portfolio managers employed by Citi Adviser will have no affiliation (within the meaning of the Act) with the MS Trading Entity, and their lines of reporting responsibility will be solely within the Citi Adviser.  Prior to any purchase or sale decision, the portfolio manager at an Adviser will independently evaluate any research provided by broker-dealers, including unaffiliated broker-dealers, and other analysts and determine his or her own recommendations.  In addition, a major determinant of the compensation of a portfolio manager at any Adviser is the performance of the Fund or Funds for which he or she has responsibility.  In no instance would his or her compensation be affected by the amount of business done by Funds he or she manages with the Citi Trading Entity or the MS Trading Entity, respectively.

In summary, notwithstanding the formation of MSSB, the MS Advisers will continue to operate independently of the Citi Trading Entity in performing portfolio management services for the MS Funds, and the Citi Trading Entity will not have any influence over those services.  The Citi Adviser will continue to operate independently of the MS Trading Entity in performing portfolio management services for the Citi Funds, and the MS Trading Entity will not have any influence over those services.

V.

Consolidation in the Financial Services Industry

A.            The Impact of Consolidation

Significant consolidation has occurred in the banking and investment banking (broker-dealer) industries, blurring the line between the two industries (referred to herein, collectively, as the “financial services” industry) both conceptually and in practice.  A 1995 paper published by the Brookings Institution reported that from 1979 to 1994, the banking industry was transformed by “the massive reduction in the number of banking organizations; the significant increase in the number of failures; the dramatic rise in off-balance sheet activities; the major expansion in lending to U.S. corporations by foreign banks; . . . and the opening up of interstate banking markets.”(10)  Nearly a decade later, an article in the FDIC Banking Review asserted that “[o]ver

(10) Allen N. Berger, et al., The Transformation of the U.S. Banking Industry: What a Long, Strange Trip It’s Been, Brookings Papers on Economic Activity 2, 127 (1995).

the two decades 1984-2003, the structure of the U.S. banking industry indeed underwent an almost unprecedented transformation—one marked by a substantial decline in the number of commercial banks and savings institutions and by a growing concentration of industry assets among a few dozen extremely large financial institutions.”(11)  Indeed, consolidation in the financial services industry continued from 2003, accelerating during the credit crisis that began in 2007.

Consolidation in the financial services industry, combined with an increase in industry assets, has resulted in a few major broker-dealers accounting for a large percentage of the market share in connection with trading in various asset classes.(12)  In March 2008, The Bear Stearns Companies, Inc., the U.S.’s fifth largest investment bank, was acquired by JP Morgan Chase & Co. (“JP Morgan”).  In September of that year, Lehman Brothers Holdings Inc. (“Lehman Brothers”) filed for Chapter 11 bankruptcy protection, and Merrill Lynch & Co. was acquired by Bank of America Corporation (“Bank of America”), reducing the number of major “pure” investment banks (broker-dealers) to two, The Goldman Sachs Group, Inc. (“Goldman Sachs”) and Morgan Stanley.  These companies subsequently registered as bank holding companies.  In the fourth quarter of 2008, Wachovia Corporation was acquired by former competitor Wells Fargo & Company, and Barclays Bank, PLC (“Barclays”) agreed to purchase certain core capital markets businesses of Lehman Brothers.

(11) Kenneth D. Jones and Tim Critchfield, Consolidation in the U.S. Banking Industry:  Is the “Long, Strange Trip” About to End?, 17 FDIC Banking Review 4, 31 (2005).

(12)  For example, mergers prior to 2008 involving the following companies reduced the number of firms dealing in money market instruments and other asset classes:  Bank of America and FleetBoston; Wachovia and First Union; Deutsche Bank and Scudder Investments; Wachovia and Prudential Securities; J.P. Morgan Chase & Co. and Bank One; and Bank of New York and Mellon Financial Corporation.

B.            Consolidation has Increased the Applicants’ Need for Relief

The aforementioned companies, including Citigroup, JP Morgan, Goldman Sachs, Morgan Stanley, Bank of America and Barclays all ranked in the top ten managing underwriters of U.S. municipal new issues, global debt, global asset-backed securities and global high yield debt in 2008.(13)  These companies are important institutions involved in secondary market trading.  The decline in the number of broker-dealers and banks trading in the securities in which the Funds seek to invest and increasing importance of the few remaining institutions has increased the importance to the Funds of their relationships with such entities, including the Citi Trading Entity or the MS Trading Entity, as applicable.  The number of broker-dealers with which the MS Funds and the Citi Funds may engage in trades is further reduced due to the MS Funds’ first-tier affiliation with Morgan Stanley broker-dealers and the Citi Funds’ first-tier affiliation with Citigroup broker-dealers and bank, respectively, as the MS Funds are already generally precluded from trading with the MS Trading Entity(14) and the Citi Funds are already generally precluded from trading with the Citi Trading Entity.  Such preclusion from trading with a major broker-dealer in a wide variety of securities already puts the Funds and their Advisers at a disadvantage as compared to funds not subject to such restrictions when seeking to obtain competitive pricing and achieve best execution.  The few other dealers available to the Funds may be less inclined to provide competitive pricing or more favorable terms knowing that the Advisers’ choices of a dealer are limited.

(13) Citigroup, JP Morgan, Goldman Sachs, Bank of America and Barclays also ranked in the top ten managing underwriters of global and U.S. mortgage-backed securities in 2008.  Thomson Reuters, Debt Capital Markets Review:  Fourth Quarter 2008; Thomson Reuters, US Municipals Review:  Year End 2008.

(14) Morgan Stanley does presently have an exemptive order to, among other things, permit its broker-dealer subsidiary, MS&Co., to engage in principal transactions in taxable and tax-exempt money market instruments with the Funds.  Investment Company Act Release No. 28150 (Feb. 13, 2008).

Prohibiting the MS Funds from engaging in Securities Transactions with the Citi Trading Entity (and the Citi Funds from engaging in Securities Transactions with the MS Trading Entity) would further reduce the opportunities available to the Funds to obtain competitive pricing and best execution and to access the markets for particular securities that are available from only a few dealers.  Preventing the MS Funds from trading with the Citi Trading Entity could materially limit the ability of the MS Funds to obtain the pricing, terms and quality of service available from a major dealer.  That effect is compounded, as noted above, by the MS Funds’ already existing inability to trade with the MS Trading Entity which, especially in the aggregate, could affect the ability to obtain best execution.  Moreover, the Citi Trading Entity has been and is expected to be an increasingly important counterparty for the MS Funds because of the quality of execution provided, particularly, market liquidity.  Finally, the rapid pace of consolidation in the financial services industry over the past two years portends future consolidation which could even further increase the need for the Funds to trade with the Trading Entities, as such Trading Entities could be among the few remaining major financial institutions which provide competitive pricing and high-quality service for the relevant transactions.

VI.

The Securities Transactions

A.            The Securities Transactions Generally

The Funds have a variety of investment objectives, but each may to a greater or lesser degree invest a portion of its assets in fixed-income securities.  The secondary market for fixed-income securities is typically a dealer market in which trades are effected on a principal basis.  New issues of fixed-income securities are typically offered in underwritten or private placement transactions.  The MS Funds engage extensively, and are expected in the future (if the Order is granted) to engage extensively, in transactions that involve the Citi Trading Entity.  The LMP

Fund engages in syndicated loan transactions that involve the MS Trading Entity and, as additional Citi Funds are organized, such funds are expected (if the Order is granted) to engage in a wide array of transactions involving the MS Trading Entity.  These Securities Transactions include the following: (i) the purchase of securities by an MS Fund or a Citi Fund in underwritten offerings in which the Citi Trading Entity or the MS Trading Entity, as applicable, is a manager or member of the underwriting syndicate, and where a MS Fund purchases underwritten securities from the Citi Trading Entity, or a Citi Fund purchases underwritten securities from the MS Trading Entity; (ii) the purchase by a MS Fund or a Citi Fund of securities from, or the sales of securities to, the Citi Trading Entity or the MS Trading Entity, respectively, in transactions in which the Citi Trading Entity or the MS Trading Entity, respectively, is acting as a principal; and (iii) participation in certain specific, and a myriad of other types of, arrangements or transactions that the MS Funds presently participate in with the Citi Trading Entity, or that a Citi Fund may participate in with the MS Trading Entity.  These arrangements and transactions may include, for example, tender option bond trust structures (“TOBs”), certain asset-backed or mortgage-backed securitization structures, and loan syndicates.

If the Citi Trading Entity were considered to be a second-tier affiliate of the MS Funds (or the MS Trading Entity were considered to be a second-tier affiliate of the Citi Funds), a Securities Transaction would potentially violate one or more of Section 17(a) or Section 17(d) of the Act and Rule 17d-1 thereunder.  The inability of the MS Funds to execute Securities Transactions involving the Citi Trading Entity and of the Citi Funds to execute Securities Transactions involving the MS Trading Entity would impose a hardship on the Funds by prohibiting the Funds’ continued use of a broker-dealer the Funds had chosen to use prior to there being any affiliation between Citigroup and Morgan Stanley (which arises exclusively as a result of the Joint Venture) and by preventing the Funds from purchasing or selling securities that the Funds would have purchased or sold prior to that affiliation in transactions in which the Citi Trading Entity or the MS Trading Entity, as applicable here, has some involvement.

B.            Joint Transactions

Applicants are requesting an Order pursuant to Rule 17d-1 under the Act to the extent necessary to permit the Citi Trading Entity to participate jointly with the MS Funds (and the MS Trading Entity with the Citi Funds) in (i) TOBs transactions involving municipal bonds, (ii) asset-backed or mortgage-backed securities transactions, (iii) syndicated loan transactions, and (iv) investments in the same company.

(i)            Tender Option Bond Trust Structures

Each of the MS Funds investing in long-term municipal bonds may engage, and/or has in the past engaged, in transactions with the Citi Trading Entity involving tender option bond trusts (“TOBs”).  TOBs are derivative securities that (as relevant here) are created by a fund placing municipal bonds into a trust arrangement established by a dealer on behalf of the fund.  In exchange, each respective fund receives cash and a residual interest security.  In a typical TOBs transaction, the trust funds the purchases of the municipal bonds by issuing securities (“floaters”) which are purchased by third-party investors (often tax-exempt money market funds) and which pay interest (generally quarterly or semi-annually) based on interest rates that are typically reset weekly.  The floaters are remarketed typically on a weekly basis by a remarketing agent, which receives a fee from the trust for such service.  During that activity, the remarketing agent may also own floaters for a brief period of time while the fund holds the residual interest.  In addition, the remarketing agent, or a separate entity, which may or may not be affiliated with the remarketing agent, also serves as the liquidity provider by committing to hold a floater the remarketing agent is unable to place with an investor until such time as the floater can be placed or the trust is collapsed and the municipal bond is delivered back into the fund or otherwise sold, events which can be triggered by the liquidity provider under certain circumstances.(15)  Where floaters are tendered back to the liquidity provider, the liquidity provider would hold the floaters at the same time the fund held the residual interest in the underlying bond.  If the Citi Trading Entity establishes the trust to which a MS Fund wishes to sell its long-term security and serves as remarketing agent and/or liquidity provider, and the Fund holds the residual interest in the underlying bond, such a transaction could be considered a joint transaction and therefore subject to Section 17(d) and Rule 17d-1 thereunder.  Situations could also arise in which a Citi Trading Entity establishes a TOBs structure for itself or a related party and holds the residual and a MS Fund (e.g., a tax-exempt money market fund) holds the floater.  (Section 17(a) also may be involved where, for example, a Citi Trading Entity, as liquidity provider, is to purchase a floater held by such MS Fund.)  The above analysis would also apply to future TOBs transactions involving the MS Trading Entity and a Citi Fund.

(ii)           Asset- and Mortgage-Backed Securities

In a typical asset-backed securities (ABS) or mortgage-backed securities (MBS) transaction, a financial institution which sponsors the ABS or MBS sells a pool of loans (which may have been originated by the sponsor or its affiliates) to a special purpose entity, which in turn sells such loans to a trust.  The trust issues interest-bearing notes or pass-through certificates

(15) For example, a termination event may encompass a wide variety of circumstances, certain of which may be objectively determined and certain of which involve an element of subjectivity.  For example, such an event may include (i) the inability of the remarketing agent to sell all or a specified percentage of the floating rate securities after a specified amount of time has passed; (ii) a downgrade in the rating of the underlying bond or the insurer of the bond; (iii) a determination by the liquidity provider that financial condition of the issuer of the underlying bond has deteriorated to an extent that is in the judgment of the liquidity provider materially adverse to the trust; or (iv) certain changes in laws or regulations that, in the judgment of the liquidity provider, may increase its costs or reduce its returns.  In the event the liquidity provider determines to terminate the trust, the liquidity provider will be required to make payments on the floating rate securities.

(of which the sponsor or its affiliate may serve as underwriter) backed by the trust’s assets; the sponsor or its affiliate may retain an equity or residual interest in the trust.  The assets continue to be serviced, and the income received from such assets is used to make distributions to the holders of the ABS or MBS and the holder of the residual interest.

The MS Funds, as consistent with their investment policies, may enter into transactions involving ABS or MBS, including those that are issued by special purpose entities sponsored by the Citi Trading Entity (or an affiliate), and the Citi Funds may do so with respect to ABS or MBS of entities sponsored by the MS Trading Entity (or an affiliate), respectively, under circumstances in which both (i) the residual interest in the special purpose entity is owned directly or indirectly by the respective Trading Entity (or an affiliate) and (ii) the respective Trading Entity (or an affiliate) acts as the servicer of assets.

Though Applicants do not necessarily concede that such transactions fall under Section 17(d) of the Act and Rule 17d-1 thereunder, such transactions could arguably fall under those provisions due to the various roles played by the respective Trading Entity (or an affiliate).(16)  The Applicants submit, however, that there is little opportunity or, indeed, economic incentive to overreach a Fund when acting in those capacities.  Nevertheless, the scenario is more complicated than a straightforward purchase or sale of a third-party sponsored ABS or MBS from the Trading Entity.  Thus, to the extent an independent check may be necessary, a Fund will only engage in ABS or MBS transactions in which (i) the residual interest in the special purpose entity sponsored by a Trading Entity is owned directly or indirectly by the respective Trading Entity (or an affiliate) and (ii) the respective Trading Entity (or an affiliate) acts as the servicer of assets, if, based on relevant information that is reasonably available to the Fund’s Adviser, the

(16) The Applicants note that a Trading Entity (or its affiliate) may act in other capacities with respect to an ABS or MBS vehicle.  For example, the Trading Entity (or an affiliate) might serve as custodian, trustee, hedging counterparty, paying agent or administrator for the vehicle.

Adviser believes that, upon the close of the transaction, Funds (and other discretionary advisory accounts) managed by the Adviser will purchase less than 50% of the dollar amount of securities of each class acquired by the Fund in the aggregate and the Fund participates in each such class on the same terms as other purchasers of that class.

(iii)          Syndicated Loan Facilities

A Fund may also participate as a member of a syndicated loan facility (i.e., as a lender to the borrower under the facility) in which a Trading Entity is also (i) an agent with responsibility (either solely or with one or more co-agents) for structuring, arranging, placing, or administering the loan facility or for other functions related to the loan syndicate, (ii) a syndicate member or (iii) both.  As such an agent, a Trading Entity might, among other things, negotiate with the Fund over its initial participation in the syndicate or over its subsequent approval of a waiver or other amendments to the loan facility requested by the borrower.  A Trading Entity would likely receive fees from the borrower under the loan facility for acting as an agent, which the Fund, as a non-agent member of the loan syndicate would not receive.  Similarly, where a Trading Entity and a Fund took different actions as members of a loan syndicate (e.g., one approving a requested amendment and the other not) or committed to fund different amounts of the loan, they might receive different levels of fees in respect of the loan.  Though Applicants do not necessarily concede that all such syndicated loan transactions fall under Section 17(d) of the Act and Rule 17d-1 thereunder, such transactions could arguably come within the scope of those provisions in light of the fact that a Fund and a Trading Entity could have an interest in the same loan facility.

As a condition to the requested relief for syndicated loan facilities in which a Fund and a Trading Entity participate and that may otherwise be prohibited by Section 17(d) of the Act and Rule 17d-1 thereunder, (a) their participation would involve no coordination between the

Trading Entity and the Fund beyond that of a type the Trading Entity engages in with other unaffiliated participants in such facility, (b) the terms of the Fund’s participation in the facility (to the extent within the knowledge and control of the Trading Entity) would be on a basis no less advantageous than that of other similarly situated participants (i.e., the Fund will receive the same priority, security, interest rate and fees as other participants in the same tranche or other portion of the loan in which the Fund is a participant), except to the extent such difference is related to services performed with respect to the facility or their role in the facility and (c) in the case of the primary syndication of a loan facility where the Trading Entity is lead agent with primary responsibility for structuring, arranging or placing such facility, the Fund will participate in the facility only where, based on relevant information that is reasonably available to the Adviser, the Adviser believes that, upon conclusion of allocations to holders of record in the primary syndication of the facility, less than 50% of the participations will be held by Funds (and other discretionary advisory accounts) managed by the Adviser.

(iv)          Investments in the Same Company.

It is also possible that a Fund could make an investment in a company (or other issuer) in which a Trading Entity also has invested.  In such a situation, the Fund and the Trading Entity might hold the same securities issued by the company or one could hold securities of a different class or even a different type (e.g., debt vs. equity) than the other.  Again, while the Applicants do not necessarily concede that all such situations fall under Section 17(d) of the Act and Rule 17d-1 thereunder, some situations where a Fund and a Trading Entity have invested in the same company could arguably come within the scope of those provisions, given the fact that the Fund and the Trading Entity would have an interest in the same company.

As a condition to the requested relief for investments by a Fund and a Trading Entity in the same company (or other issuer) that would otherwise be prohibited by Section 17(d) of the

Act and Rule 17d-1 thereunder (except in the case of syndicated loan transactions, which, as discussed above, will be subject to a separate condition), (a) the Fund’s and the Trading Entity’s investment will involve no coordination between the Trading Entity and the Fund beyond that of a type the Trading Entity engages in with other unaffiliated investors in such company and (b) the Fund will participate or invest in a type or class of securities (e.g., equity securities) of the company only where, based on relevant information that is reasonably available to the Adviser, the Adviser believes that, upon the close of the investment transaction, less than 50% of the dollar amount of the securities of such type or class will be owned by Funds (and other discretionary advisory accounts) managed by the Adviser.

As for all transactions pursuant to the Order, Joint Transactions would be subject to procedures adopted by the Fund’s Board, including the majority of the Fund’s disinterested directors or trustees, as applicable.

VII.

Relevant Provisions and Relief Requested

A.            Relevant Provisions

(i)            Section 2(a)(3)

As a result of the Joint Venture, the Citi Trading Entity would arguably become a second-tier affiliate of the MS Funds (and the MS Trading Entity a second-tier affiliate of the Citi Funds) within the meaning of Section 2(a)(3) of the Act.  Section 2(a)(3) of the Act, in relevant part, defines “affiliated person” of another person as:

(A) any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned by, controlled, or held with power to vote, by such person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person; (E) if such person is an investment company, any investment adviser thereof . . . .

If the MS Funds are assumed to be under the control of the MS Advisers, and Morgan Stanley also controls MSSB, then MSSB and the MS Funds are affiliated persons (“first-tier affiliates”) by virtue of being under common control.  The Citi Trading Entity could also be viewed as a first-tier affiliate of MSSB, and a second-tier affiliate of the MS Funds, because of CGMI’s ownership of more than five percent of the voting securities of MSSB, and, moreover, its control of MSSB.  The affiliation analysis would be generally the same with respect to the Citi Funds and the MS Trading Entity.  In reaching the above conclusion, Applicants also assume that the presumption in Section 2(a)(9) of the Act that ownership of greater than 25% of an entity constitutes control cannot be rebutted on the facts of the present case.

(ii)           Section 17(a)

Section 17(a) of the Act, among other things, prohibits an affiliated person of a registered investment company, or any affiliated person of such a person, acting as principal, from selling to or purchasing from such registered company any security or other property and from borrowing money or other property from such investment company.

The primary purpose of Section 17(a) is to prevent a person with the power to control an investment company from essentially engaging in self-dealing, to the detriment of the investment company’s shareholders.(17)  In that regard, Section 1(b)(2) of the Act declares that it is against the public interest and the interest of investors when:

investment companies are organized, operated, managed, or their portfolio securities are selected, in the interest of directors, officers, investment advisers, depositors, or other affiliated persons thereof, in the interest of underwriters, brokers, or dealers, in the interest of special classes of their security holders, or in the interest of other investment companies or persons engaged in other lines of

(17) See, e.g., S. Rep. No. 1775, 76th Cong. 3d Sess. 6 (1940).

business, rather than in the interest of all classes of such companies’ security holders . . . .

When the person acting on behalf of an investment company has no direct or indirect pecuniary interest in a party to a principal transaction, then the abuse that Section 17(a) is designed to prevent is not present.  The MS Funds and the Citi Funds propose to engage in Securities Transactions with the Citi Trading Entity and the MS Trading Entity, respectively, following closing of the Joint Venture, just as they have previously.  Applicants submit that just as in previous transactions, as is discussed in section VIII below, no risk of self-dealing would present itself in any Securities Transaction, as the Citi Trading Entity and the MS Trading Entity will have no influence over portfolio decisions by the MS Advisers and the Citi Adviser, respectively, and the MS Advisers and the Citi Adviser would receive no unfair pecuniary advantage from engaging in the Securities Transactions with the Citi Trading Entity and the MS Trading Entity, respectively.

(iii)          Section 17(d)

Section 17(d) of the Act and Rule 17d-1 thereunder prohibit any affiliated person of or principal underwriter for a registered investment company or any second-tier affiliate, acting as principal, from effecting any transaction in connection with any joint enterprise or other joint arrangement or profit sharing plan in which the investment company participates, unless an application regarding the joint transaction has been filed with the Commission and granted by order.  Rule 17d-1 provides that, in passing upon an application for such an order, the Commission will consider whether the participation of a registered investment company in a joint transaction is consistent with the provisions, policies and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of the other applicants.

Section 17(d), and Rule 17d-1 thereunder, were intended to prohibit abuses arising from conflicts of interest where rather than being on opposite sides of a transaction, an investment company and its affiliates share “some element of combination” in a transaction.(18)  As noted above and explained further below, the Applicants submit that in no event will the Citi Trading Entity or the MS Trading Entity have the ability to influence the decisions of the MS Advisers on behalf of the MS Funds or the Citi Adviser on behalf of the Citi Funds, respectively.  Moreover, participation by the MS Funds or the Citi Funds in such transactions with the Citi Trading Entity or the MS Trading Entity, respectively, would be on a basis similar to the Citi Trading Entity or the MS Trading Entity, respectively, unless any difference is related to the differing nature of their participation in the transaction.(19)

B.            Authority for the Order

Section 17(b) of the Act permits any person to file an application for an order of the Commission exempting a proposed transaction of the applicant from the provisions of Section 17(a).  Such applications are to be granted by the Commission if evidence establishes that:

(1)           the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned;

(2)           the proposed transaction is consistent with the policy of each registered investment company concerned . . .; and

(3)           the proposed transaction is consistent with the general purposes of [the Act].

Section 6(c) of the Act, in relevant part, authorizes the Commission to exempt any person or transaction, or any class or classes of persons or transactions, from any provision or provisions

(18) SEC v. Talley Industries, Inc., 399 F.2d 396, 403 (2d Cir. 1968), cert denied, 393 U.S. 1015 (1969); see also, Investment Company Act Release No. 17534 (June 15, 1990) (Sections 17(a) and 17(d) were designed to protect investment companies from self-dealing and overreaching by insiders).

(19) For example, in a syndicated loans transaction, the participation of various parties may differ where a party plays an additional role, such as lead agent, in the transaction.

of the Act, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provision of the Act.  Relief is being requested pursuant to Section 6(c), as well as Section 17(b) because, among other things, the Order would cover certain classes of transactions.

Rule 17d-1 provides that, in passing upon an application for an order of the Commission permitting a proposed joint venture or joint arrangement otherwise proscribed by Section 17(d), the Commission will consider whether the participation of a registered investment company in a joint venture or joint arrangement is consistent with the provisions, policies and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of the other applicants.

C.            Relief Requested

Due to their second-tier affiliation, any Securities Transaction by the MS Funds involving the Citi Trading Entity, and by the Citi Fund involving the MS Trading Entity, would be subject to Section 17(a) of the Act where it constitutes a principal transaction between them, and for Joint Transactions, Section 17(d) of the Act and Rule 17d-1 thereunder.

The inability of the MS Funds and the Citi Fund to execute Securities Transactions involving the Citi Trading Entity and the MS Trading Entity, respectively (exclusively as a result of Citigroup’s and Morgan Stanley’s direct or indirect interest in MSSB) would significantly limit the universe of securities broker-dealers and banks available to the Funds, the universe of underwritings in which the Funds may participate and the level and number of Securities Transactions in which the Funds may engage.

In order to permit the Funds to be managed as effectively as possible, Applicants seek relief from the provisions of Sections 17(a) and an Order pursuant to Section 17(d) of the Act and Rule 17d-1 thereunder.  Applicants request an Order, pursuant to Sections 6(c) and 17(b) of the Act exempting Securities Transactions entered into in the ordinary course of business by a MS Fund involving the Citi Trading Entity and by a Citi Fund involving the MS Trading Entity under the circumstances described herein from the provisions of Sections 17(a) of the Act, and pursuant to Rule 17d-1 under Section 17(d) of the Act permitting the Securities Transactions described above.  Applicants request relief pursuant to Section 6(c) of the Act for transactions of the classes described herein, including any future Securities Transaction, as such term is defined in this Application.  The Order would apply only where the Citi Trading Entity is deemed to be a second-tier affiliate of a MS Fund, and the MS Trading Entity is deemed to be a second-tier affiliate of a Citi Fund, solely because of Citigroup’s and Morgan Stanley’s direct or indirect ownership interest in MSSB.

VIII.

Rationale for Relief

Applicants submit that the policies which Sections 17(a) and 17(d) of the Act, and Rule 17d-1 thereunder, were meant to further are not implicated here because Citigroup and the Citi Trading Entity are not in a position to cause a MS Fund to enter into a Securities Transaction or otherwise influence portfolio decisions by the MS Advisers on behalf of the MS Funds; and, similarly, Morgan Stanley and the MS Trading Entity are not in a position to cause a Citi Fund to enter into a Securities Transaction or otherwise influence portfolio decisions by the Citi Adviser on behalf of the Citi Fund.  As a result, no Trading Entity is in a position to engage in self-dealing or otherwise cause any of the relevant Funds to enter into transactions that are not in the best interests of its shareholders.  In addition, there is an existing separation and information barrier between the MS Advisers and the MS Funds on the one hand and other units of Morgan Stanley on the other (and between the Citi Adviser and the Citi Fund on the one hand and other units of Citigroup on the other).

Moreover, Applicants submit that the circumstances under which the Securities Transactions would be conducted, including in particular the proposed conditions for the Order, satisfy the statutory standards for relief.  The proposed conditions will be of two general types, and are reflected in the proposed conditions for the Order.  The Applicants refer to the first type of conditions as “structural”, and they are intended to assure that the MS Advisers and the MS Funds continue to operate independently of, and free of any undue influence by, Citigroup and the Citi Trading Entity and similarly, that the Citi Adviser and the Citi Funds continue to operate independently of, and free of any undue influence by, Morgan Stanley and the MS Trading Entity.

The Applicants refer to the second type of conditions as “transactional” conditions.  Those conditions are designed to assure that the terms of the individual transactions are fair from the perspective of the Funds.  At the outset, the conditions require each Fund’s Board, including a majority of its disinterested directors or trustees, as applicable, to approve procedures governing all Securities Transactions pursuant to the Order.  Pursuant to such procedures, among other things, the Securities Transactions will be subject to ongoing review by each Fund’s Chief Compliance Officer and reported to its board, including a majority of the disinterested directors/trustees, on a quarterly basis.  The report will indicate that the conditions of the Order have been satisfied and, to the extent there have been any changes in the volume, type or terms of such transactions, a determination by the Fund’s Adviser, as reviewed and approved by the Fund’s Chief Compliance Officer that legitimate reasons exist for such change.  Further, the Advisers adhere to a “best execution” standard, determining in the case of each Securities Transaction that such transaction is consistent with the investment objectives of the Funds and in the best interests of the Funds’ shareholders.  The conditions also require price quotes from unaffiliated sources to assure fairness of price.  Particular types of transactions, including possible joint transactions, will be subject to additional controls, as described in Section X(B), in order to ensure that such transactions are not entered into on terms disadvantageous to the Funds.

(i)            The Securities Transactions are Reasonable and Fair and Do Not Involve the Risk of Overreaching

The independence of the Citi Trading Entity from the MS Advisers and all MS Entities and of the MS Trading Entity from the Citi Adviser and all Citi Entities demonstrates that no risk of overreaching or self-dealing by the Citi Trading Entity or the MS Trading Entity would be present if the MS Funds and the Citi Trading Entity or the Citi Fund and the MS Trading Entity engaged in Securities Transactions.  Citigroup and Morgan Stanley operate and, after the Joint Venture will continue to operate, independently.  The MS Trading Entity will operate independently of the Citi Adviser and all Citi Entities.  The Citi Adviser will operate independently of the MS Trading Entity and all MS Entities.  The MS Advisers will operate independently of the Citi Trading Entity and all Citi Entities.  The Citi Trading Entity will operate independently of the MS Adviser and all MS Entities.  Similarly, as relevant to this Application, the Citi Entities and the MS Entities will each operate separately from MSSB.  As a condition to the relief requested by this Application, none of Citigroup, the Citi Trading Entity or MSSB will control (within the meaning of Section 2(a)(9) of the Act), directly or indirectly, the MS Advisers or the MS Funds.  Similarly, none of Morgan Stanley, the MS Trading Entity or MSSB will control (within the meaning of Section 2(a)(9) of the Act), directly or indirectly, the Citi Adviser or the Citi Funds.  Further, there is not, and will not be, any express or implied understanding between Citigroup and Morgan Stanley, the Trading Entities or any Adviser that the Adviser will cause a Fund to enter into Securities Transactions or give preference to a Trading Entity in effecting such transactions between the Fund and the Trading Entity.

The Joint Venture will not effect any substantial change in the personnel or operations of the Advisers.  The Citi Trading Entity and the MS Advisers, and the MS Trading Entity and the Citi Adviser, respectively, have and will have their own separate officers and employees, each has been and will continue to be separately capitalized and each has maintained and will maintain its own separate books and records and physically separate offices.  Similarly, the MS Advisers operate as distinct entities and independent profit centers under the umbrella of Morgan Stanley.  Thus, the Advisers will have no economic incentive to place orders with an opposing Trading Entity unless it is in a Fund’s best interests to do so.  In sum, the formation of MSSB will not affect the operations of the Advisers or influence the decisions of the Advisers on behalf of the Funds to engage in Securities Transactions with the Trading Entities.

If an MS Adviser or a Citi Adviser were to purchase securities on behalf of a MS Fund or a Citi Fund, respectively, in a transaction involving the Citi Trading Entity or the MS Trading Entity, respectively, the benefits afforded the Trading Entities by engaging in such transactions would differ from, and would not be shared by, the Advisers.  That is, the Adviser benefits from a transaction only where such transaction is beneficial to the Fund (by increasing the assets under management by the Adviser and therefore, the Adviser’s fee, and by positively affecting the Adviser’s performance record).  Further, personnel of the MS Advisers and the Citi Adviser will be compensated based on the performance of the MS Funds and the Citi Fund, respectively, managed by them and profitability of the MS Advisers and the Citi Adviser will not be affected in any way by the profitability of the Citi Trading Entity and the MS Trading Entity, respectively.

(ii)                                The Funds’ Participation in Joint Transactions Will Be on a Basis No Less Advantageous Than That of Similarly Situated Trading Entities

The complete separation of the MS Advisers from the Citi Trading Entity and the Citi Adviser from the MS Trading Entity, and the inability of the Trading Entities to influence the Advisers prevents each party in a Joint Transaction from obtaining an unfair advantage.  In addition, the entity separation and the information barriers in place between the Advisers and the Trading Entities assures that no Adviser will have an economic incentive to trade with an opposing Trading Entity unless it is in the best interest of a Fund.  Moreover, for any Joint Transaction effected pursuant to the Order, the Applicants will follow procedures, described in further detail in section X below, designed to ensure the fairness of such transactions.  For example, in a Joint Transaction involving ABS or MBS that are newly issued by special purpose entities sponsored by the Citi Trading Entity (or an affiliate) or the MS Trading Entity (or an affiliate), respectively, under circumstances in which both (i) the residual interest in the special purpose entity is owned directly or indirectly by the respective Trading Entity (or an affiliate) and (ii) the Trading Entity (or an affiliate) acts as the servicer of assets, a Fund will purchase such ABS or MBS only where Funds (and other discretionary advisory accounts) managed by the Adviser purchase less than 50% of the dollar amount of securities of each class acquired by the Fund, and the Fund participates in each such class on the same terms as other purchasers of that class.  Such a condition will reflect the arms-length nature of the terms upon which the Fund will participate.  In addition, the power of the Trading Entity to collapse the trust in a transaction involving TOBs would be limited to the occurrence of certain events.(20)

With respect to investments in a company or syndicated loan facility in which a Fund and a Trading Entity participate in a manner that may be prohibited by Section 17(d) of the Act, the

(20) See note 15, supra.

terms of the Fund’s investment or participation, respectively, will involve no coordination between the Trading Entity and the Fund beyond that of a type the Trading Entity engages in with other unaffiliated investors in the company or participants in the facility, respectively.  With respect to participation in a syndicated loan facility, the terms of the Fund’s participation in the facility (to the extent within the knowledge and control of the Trading Entity) will be on a basis no less advantageous than that of other similarly situated participants (i.e., the Fund will receive the same priority, security, interest rate and fees as other participants in the same tranche or other portion of the loan in which the Fund is a participant), except to the extent such difference is related to services performed with respect to the facility or their role in the facility; (21) and in the case of the primary syndication of a loan facility where the Trading Entity is lead agent with primary responsibility for structuring, arranging or placing such facility, the Fund will participate in the facility only where, based on relevant information that is reasonably available to the Adviser, the Adviser believes that, upon conclusion of allocations to holders of record in the primary syndication of the facility, less than 50% of the participations will be held by Funds (and other discretionary advisory accounts) managed by the Adviser.  With respect to investments in the same company (other than syndicated loan transactions), the Fund will invest in a type or class of securities (e.g., equity securities) of the company only where, based on relevant information that is reasonably available to the Adviser, the Adviser believes that, upon the close of the investment transaction, less than 50% of the dollar amount of the securities of such type or class will be owned by Funds (and other discretionary advisory accounts) managed by the Adviser.

(21) See, e.g., note 19, supra.

(iii)                             The Order Would be Appropriate in the Public Interest and Consistent with the Policies of the Funds

Prohibiting the MS Funds from engaging in Securities Transactions involving the Citi Trading Entity (and the Citi Funds with the MS Trading Entity) can harm the interests of the shareholders of the Funds by preventing the Adviser from investing in a way which is most beneficial to the shareholders, policies which Sections 17(a) and 17(d) of the Act were meant to further.  Given that the Securities Transactions do not involve the threat of overreaching, it would be contrary to the interests of the Funds’ shareholders to prohibit them.

The Trading Entities typically are leading broker-dealers (or banks) in transactions involving a wide variety of asset classes, including the types of securities in which the Funds seek to invest.  Further, consolidation in the financial services industry has led funds and their advisers to rely increasingly on a smaller number of institutions for reliable information and access to the securities markets.  Permitting the Securities Transactions that would be prohibited or restricted by Section 17 of the Act would enlarge the universe of securities dealers with which the Funds may transact, making it easier for the Funds to achieve better terms and to provide their portfolios with greater diversification and liquidity.  Prohibiting the Securities Transactions would significantly narrow this universe and potentially impair the ability to diversify and to achieve better terms or best price and execution, resulting in potential harm to shareholders of the Funds.  Finally, as noted earlier, each of the Funds may engage in transactions in fixed-income securities and, consequently, granting the Order would further the policies of the Funds.

(iv)                            The Securities Transactions Are Consistent With the Purposes of the Act and the Protection of Investors

As noted above, the independence of the businesses of Morgan Stanley and Citigroup generally will provide protection to investors, and transactions will be conducted on essentially the same arm’s-length basis as existed prior to the closing of the Joint Venture.  Moreover, the

Advisers and the Funds will adopt and monitor procedures designed to ensure that the terms of particular Securities Transactions involving the relevant Trading Entities are fair and reasonable and do not involve overreaching.  For example, before a Fund and a Trading Entity enter into any principal transaction, the Adviser will obtain competitive quotations for the same securities (or in the case of securities for which quotations for the same securities are not available, competitive quotations for Comparable Securities)(22) from at least two other unaffiliated dealers that are in a position to quote favorable prices.  For each such Securities Transaction, the Adviser will determine, based upon the information reasonably available to the Fund and the Adviser and deemed relevant by it, that the price available from the Trading Entity is at least as favorable as that available from other sources.  In addition, each Fund’s Board, including a majority of its disinterested Directors/Trustees, will approve procedures governing all Securities Transactions, including principal transactions between the applicable Trading Entity and the Funds.  Similarly, in a TOBs transaction, the relevant Fund’s Board will adopt procedures designed to assure that such transaction is in the best interests of the Fund, taking into consideration aspects unique to such arrangement.

IX.

Precedent

Applicants submit that the policy considerations that supported the Commission’s grant of relief from Section 17(a) of the Act and permitting certain transactions pursuant to Section 17(d) of the Act and Rule 17d-1 thereunder in Keeper Holdings, LLC, et al. (“Keeper”), Investment Company Act Release Nos. 25145 (August 29, 2001) (Notice) and 25171 (Sept. 25, 2001) (Order), are particularly relevant to Applicants’ request for relief.  In Keeper, as discussed

(22) The term “Comparable Securities” refers to securities with substantially identical maturities, credit ratings and repayment terms as the securities to be purchased or sold.

further below, the Commission required few conditions for the relief sought, presumably because it determined that the risks of self-dealing and overreaching that Section 17 is designed to prevent were sufficiently de minimis in “covered transactions” between two entities which were second-tier affiliates solely by virtue of a joint venture between the parent company of each such entity.  Of the relevant exemptive orders, Keeper is the most structurally similar to Applicants’ situation.  Applicants note that Keeper contained far fewer and less burdensome conditions than American Century (described below); however, Applicants have included in section X below conditions based on American Century (and certain other precedent) to establish fully the basis for exemption due to the nature and scope of the Joint Venture.  In contrast, the Joint Venture in Keeper provided primarily recordkeeping and administrative services to retirement plans and health and welfare benefit plans, and, to a lesser extent, provided investment advisory, broker-dealer and outsourcing services to such plans.

Applicants also refer the Commission to the order granted in American Century Companies, Inc., et al. (“American Century”), Investment Company Act Release Nos. 25449 (March 1, 2002) (Notice) and 25501 (March 27, 2002) (Order).  In American Century, in effect, the Commission determined that the risks of self-dealing and overreaching that Section 17 is designed to prevent were mitigated sufficiently in transactions between certain funds and certain broker-dealer entities, where the funds and the broker-dealer entities were second-tier affiliates solely by virtue of the interest of the parent company of the broker-dealer entities in the parent company of the funds’ advisers.

The applicants in Keeper and American Century were able to avoid self-dealing and overreaching in large part due to the separation maintained between each entity desiring to engage in the relevant transactions and the implementation of procedures designed to prevent conflicts of interest.  Similarly, as addressed above, the MS Advisers will operate independent of the Citi Trading Entity, and the Citi Adviser of the MS Trading Entity, and Applicants have proposed conditions for relief that will ensure ample separation, prevent self-dealing and overreaching and avoid conflicts of interest.  In addition, the affiliation between the broker-dealer entities and the advisers in American Century was more direct than the second-tier affiliation between MS Funds and MS Advisers and the Citi Trading Entity (and the Citi Fund and Citi Adviser and the MS Trading Entity) created by the closing of the Joint Venture.  In American Century, the parent of the broker-dealer entities held a 45% economic interest (approximately 8.7% of the voting interests) in the parent of the advisers, which parent was controlled by the Stowers family.  By contrast, the affiliation between the MS Funds, the MS Advisers and the Citi Trading Entity (and the Citi Funds, the Citi Adviser and the MS Trading Entity) will result solely from the interests of CGMI, and the parent of the MS Advisers, Morgan Stanley, in an independently operated entity, the Joint Venture.  The Citi Trading Entity will have no interest in Morgan Stanley and Morgan Stanley will have no interest in the Citi Trading Entity.  Thus, while American Century required board approval for each joint transaction involving material negotiation between the relevant parties, Applicants submit that such a requirement in this case would place an unfair burden on a Fund’s Board given the breadth of transactions in which the Funds are expected to engage, and, moreover, is unnecessary given the other conditions imposed on the Funds, the Advisers and the Trading Entities in order to prevent the Funds and their Advisers from engaging in any trades as a result of an incentive based on the existence of the Joint Venture.

In addition to Keeper and American Century, for reasons discussed above relating to the underlying purpose of Section 17(a) and the absence of the potential for self-dealing, Applicants submit that the policy considerations that supported the Commission’s issuances of other orders granting relief from Section 17(a) apply equally here, including:  Morgan Stanley Investment Management Inc., et al., Investment Company Act Release Nos. 28125 (Jan. 18, 2008) (Notice) and 28150 (Feb. 13, 2008) (Order); Lehman Brothers Asset Management LLC, et al., Investment Company Act Release Nos. 27920 (Aug. 1, 2007) (Notice) and 27957 (Aug. 28, 2007) (Order); J.P. Morgan Investment Management Inc., et al., Investment Company Act Release Nos. 26446 (May 10, 2004) (Notice) and 26466 (June 8, 2004) (Order); J.P. Morgan Fleming Asset Management (USA), Inc., et al., Investment Company Act Release Nos. 25574 (May 15, 2002) (Notice) and 25608 (June 11, 2002) (Order); Goldman Sachs Trust, et al., Investment Company Act Release Nos. 24834 (Jan. 23, 2001) and 24877 (Feb. 21, 2001) (Order); and MONY Life Insurance Company, et al., Investment Company Act Release Nos. 24073 (October 5, 1999) (Notice) and 24120 (November 2, 1999) (Order).  Applicants note that the Commission has granted relief in the above orders for transactions between both second- and first-tier affiliates.  While Applicants recognize that the conditions in such orders may be more strict in certain respects, the affiliation between the parties was also more direct.  By contrast, Applicants request relief to engage in Securities Transactions between second-tier affiliates only.

For reasons discussed above relating to the underlying purpose of Section 17(d) and the absence of the potential for self-dealing, Applicants submit that the policy considerations that supported the Commission’s issuances of the Keeper and American Century orders granting relief from Section 17(d) also apply here.  See also Massachusetts Mutual Life Insurance Company, et al. (“MassMutual”), Investment Company Act Release Nos. 24557 (July 13, 2000) (Notice) and 24595 (August 8, 2000) (Order), permitting coinvestments by certain registered and unregistered funds and their investment advisers.  Applicants note that MassMutual contained more conditions than in this Application, however, the affiliation in that situation was more direct than the second-tier affiliations involved here.

X.

Applicants’ Conditions

Applicants agree that the Order granting the requested relief will be subject to the following conditions:

A.                                   Structural

(1)                                Citigroup will control none of the MS Advisers or the MS Funds or any principal underwriter for the MS Funds,(23) directly or indirectly, within the meaning of Section 2(a)(9) of the Act.  The Order will remain in effect only so long as Morgan Stanley, or such other entity not controlling, controlled by or under common control with Citigroup, primarily controls the MS Advisers.

(2)                                Morgan Stanley will control none of the Citi Adviser or the Citi Funds or any principal underwriter for the Citi Funds,(24) directly or indirectly, within the meaning of Section 2(a)(9) of the Act.  The Order will remain in effect only so long as Citigroup, or such other entity not controlling, controlled by or under common control with Morgan Stanley, primarily controls the Citi Adviser.

(3)                                Citigroup will not directly or indirectly consult with Morgan Stanley, the MS Advisers or any portfolio manager of the MS Advisers concerning securities purchases or sales or the selection of a broker or dealer for any securities transaction placed or to be placed on behalf of a MS Fund, or otherwise seek to

(23) Other than with respect to certain newly organized closed-end funds, described supra at note 3.

(24) Other than with respect to certain newly organized closed-end funds, described supra at note 3.

influence the choice of broker or dealer for any securities transaction by a MS Fund other than in the normal course of sales activities of the same nature that are being carried out during the same time period with respect to unaffiliated institutional clients of the Citi Trading Entity, or that existed between the Citi Trading Entity and the MS Advisers prior to consummation of the Joint Venture.

(4)                                Morgan Stanley will not directly or indirectly consult with Citigroup, the Citi Adviser or any portfolio manager of the Citi Adviser concerning securities purchases or sales or the selection of a broker or dealer for any securities transaction placed or to be placed on behalf of a Citi Fund, or otherwise seek to influence the choice of broker or dealer for any securities transaction by a Citi Fund other than in the normal course of sales activities of the same nature that are being carried out during the same time period with respect to unaffiliated institutional clients of the MS Trading Entity, or that existed between the MS Trading Entity and the Citi Adviser prior to consummation of the Joint Venture.

(5)                                No officer, director or employee of MSSB will seek to influence in any way the terms of any Securities Transaction covered by the Order.  The MS Advisers and the Citi Trading Entity will operate as separate organizations, with separate capitalization, separate books and records, separate officers and employees, and physically separate offices. The Citi Trading Entity will adopt policies that have the effect of prohibiting the Citi Trading Entity from (i) linking any approval or action relating to MSSB to any action by any MS Fund or by any MS Adviser relating to any MS Fund or (ii) using the existence of MSSB as a basis for seeking to persuade any MS Fund or MS Adviser to engage in business with the Citi

Trading Entity.  The MS Advisers have adopted policies designed to keep information about client holdings and transactions on a confidential basis, prior to any public disclosure.  Pursuant to these policies, the MS Advisers will designate information regarding investment advisory and portfolio execution matters relating to the MS Funds as information that may not be communicated between MSSB, on one hand, and the MS Advisers, on the other hand, prior to any public disclosure.

(6)                                The Citi Adviser and the MS Trading Entity will operate as separate organizations, with separate capitalization, separate books and records, separate officers and employees, and physically separate offices.  The MS Trading Entity will adopt policies that have the effect of prohibiting the MS Trading Entity from (i) linking any approval or action relating to MSSB to any action by any Citi Fund or by any Citi Adviser relating to any Citi Fund or (ii) using the existence of MSSB as a basis for seeking to persuade any Citi Fund or Citi Adviser to engage in business with the MS Trading Entity.  The Citi Adviser has adopted policies designed to keep information about client holdings and transactions on a confidential basis, prior to any public disclosure.  Pursuant to these policies, the Citi Adviser will designate information regarding investment advisory and portfolio execution matters relating to the Citi Funds as information that may not be communicated between MSSB, on the one hand, and the Citi Adviser, on the other hand, prior to any public disclosure.

(7)                                Citigroup will not adopt any compensation scheme any component of which is based on (i) a factor that treats the MS Funds differently than unaffiliated counterparties or (ii) the amount of business done by the Citi Funds with the MS Trading Entity except to the extent such business might affect indirectly the profits or losses of the Citi Adviser.

(8)                                Morgan Stanley will not adopt any compensation scheme any component of which is based on (i) a factor that treats the Citi Funds differently than unaffiliated counterparties or (ii) the amount of business done by the MS Funds with the Citi Trading Entity except to the extent such business might affect indirectly the profits or losses of the MS Advisers.

(9)                                The respective legal/compliance departments of the MS Advisers and the Citi Trading Entity, and of the Citi Adviser and the MS Trading Entity, will prepare guidelines for their respective personnel to make certain that Securities Transactions effected pursuant to the Order comply with its conditions, and that the respective Advisers and Trading Entities maintain an arms-length relationship.  The respective compliance departments of the Advisers and Trading Entities will monitor periodically the activities of the Advisers and Trading Entities, respectively, to make certain that the conditions to the Order are met.

B.                                   Transactional

With respect to each Securities Transaction entered into or effected pursuant to the Order:

(1)                                Each Fund’s Board, including a majority of its disinterested directors/trustees (the “Required Majority”) or their designee, shall approve procedures governing all transactions pursuant to the Order and shall no less frequently than quarterly receive and review a report of all such transactions.  Such report, which will be prepared by the Fund’s Adviser, and reviewed and approved by the Fund’s Chief Compliance Officer, will indicate for each transaction that the conditions of the Order have been satisfied, and will include a discussion of any significant changes in the volume, type or terms of transactions between the relevant Fund and Trading Entity, and a determination by such Adviser, as reviewed and approved by the Fund’s Chief Compliance Officer, as to whether legitimate reasons exist for such changes.

(2)                                For each transaction, the MS Advisers will adhere to a “best execution” standard and will consider only the interests of the MS Funds and will not take into account the impact of a MS Fund’s investment decision on the Citi Trading Entity or its affiliates.  For each transaction, the Citi Adviser will adhere to a “best execution” standard and will consider only the interests of the Citi Funds and will not take into account the impact of a Citi Fund’s investment decision on the MS Trading Entity or its affiliates.  Before entering into any such transaction, the Adviser will determine that the transaction is consistent with the investment objectives and policies of the Fund and is in the best interests of the Fund and its shareholders.

(3)                                Each Fund will (i) for so long as the Order is relied upon, maintain and preserve in an easily accessible place a written copy of the procedures and conditions (and any modifications thereto) that are described herein, and (ii) maintain and preserve for a period of not less than six years from the end of the fiscal year in which any transaction in which the Fund’s Adviser knows that both a Trading Entity and the Fund directly or indirectly have an interest occurs, the first two years in an easily accessible place, a written record of each such transaction setting forth a description of the security purchased or sold by the Fund, a description of the Trading Entity’s interest or role in the transaction, the terms of the transaction, and the information or materials upon which the determination was made that each such transaction was made in accordance with the procedures set forth above and conditions in this Application.

(4)                                Except as otherwise provided in 4(a) and 4(b) below, before any secondary market principal transaction is entered into between a Fund and a Trading Entity, the Fund’s Adviser must obtain a competitive quotation for the same securities (or in the case of securities for which quotations for the same securities are not available, a competitive quotation for Comparable Securities) from at least two unaffiliated dealers that are in a position to quote favorable market prices.  For each such transaction, the Adviser will determine, based upon the quotation and such other relevant information as is reasonably available to the Adviser, that the price available from the Trading Entity is at least as favorable as that available from other sources.

(a)                                 With respect to each such transaction involving repurchase agreements, a Fund will enter into such agreements only where the Adviser has determined, based upon relevant information reasonably available to the Adviser, that the income to be earned from the repurchase agreement is at least equal to that available from other sources.  Before any repurchase agreements are entered into pursuant to the exemption, the Fund or the Adviser must obtain competitive quotations from at least two unaffiliated dealers with respect to repurchase agreements comparable to the type of repurchase agreement involved, except that if quotations are unavailable from two such dealers, only one other competitive quotation is required.

(b)                                With respect to each such transaction involving variable rate demand notes for which dealer quotes are not ordinarily available, a Fund will only undertake purchases and sales where the Adviser has determined, based on relevant information reasonably available to the Adviser, that the income earned from the variable rate demand note is at least equal to that of variable rate demand notes of comparable quality that are available from other sources.

(5)                                With respect to securities offered in a primary market underwritten transaction, a Fund will undertake such purchase from the Trading Entity only where the Adviser has determined, based upon relevant information reasonably available to the Adviser, that the securities were purchased at a price that is no more than the price paid by each other purchaser of securities from the Trading Entity or other members of the underwriting syndicate in that offering or in any concurrent offering of the securities, and on the same terms as such other purchasers (except in the case of an offering conducted under the laws of a country other than the United States, for any rights to purchase that are required by law to be granted to existing securities holders of the issuer).

(6)                                In the case of an arrangement regarding a tender option bond trust for which a Trading Entity acts as a liquidity provider or remarketing agent and owns an interest (or may own an interest as a result of such capacity):

(a)                                 where such arrangement was structured prior to the closing of the Joint Venture, the terms of such arrangement will not change after such closing without the approval of the Required Majority of the Fund’s Board, based on a finding that it is in the best interests of the Fund to continue such arrangement, as proposed to be modified; provided that if the Trading Entity owns the residual interest and a Fund owns the floating rate interest, such Board approval will not be required if:   (i) the Fund is eligible to participate in any discretionary tender on the same basis as any similarly situated holder of floating rate interests, (ii) the Fund must participate in any mandatory tender on the same basis as each similarly situated holder and (iii) less than 50% of the floating rate interests are owned by Funds (and other discretionary accounts) managed by the Fund’s Adviser.

(b)                                in the case of such arrangements proposed to be structured after the closing of the Joint Venture:

(i)            the Required Majority of the Fund’s Board will adopt procedures designed to assure that it is in the best interests of the Fund to participate in any such arrangements.  Such procedures will take into consideration, among other things, the terms of the arrangement, the nature of the respective interests in the trusts that may be held by the Trading Entity and the Funds, and the circumstances under which the Trading Entity may cause termination of the trust and the transfer of the underlying bonds back to the Fund; and

(ii)          where a Trading Entity owns the residual interest and a Fund owns a floating rate interest:  (1) the Fund must be eligible to participate in any discretionary tender on the same basis as any similarly situated holder of floating rate interests, (2) the Fund must participate in any mandatory tender on the same basis as each similarly situated holder and (3) less than 50% of the floating rate interests must be owned by Funds (and other discretionary accounts) managed by the Fund’s Adviser.

(c)                                 before any such arrangements are entered into pursuant to the exemption, where the Fund holds the residual interest, the Fund or the Adviser must obtain competitive quotations from at least two unaffiliated institutions with respect to fees charged by such institutions for acting as liquidity provider or remarketing agent, except that if quotations are unavailable from two such institutions, only one other competitive quotation is required.  Any fees paid to the Trading Entity as liquidity provider or remarketing agent will be no greater than the lowest of such quotations, unless such difference is justified by a corresponding difference in the nature of the services provided.

(7)                                With respect to ABS or MBS that are newly issued by special purpose entities sponsored by a Trading Entity (or an affiliate) under circumstances in which both the following are true:  (i) the residual interest in the special purpose entity is owned directly or indirectly by the Trading Entity (or an affiliate), and (ii) the Trading Entity (or an affiliate) acts as the servicer of assets, purchases of such securities will be made by a Fund only where, based on relevant information that is reasonably available to the Adviser, the Adviser believes that, upon the close of the transaction, Funds (and other discretionary advisory accounts) managed by the Adviser will purchase less than 50% of the dollar amount of securities of each class acquired by the Fund in the aggregate, and the Fund participates in each such class on the same terms as other purchasers of that class.

(8)                                With respect to a syndicated loan facility in which a Fund and a Trading Entity participate in a manner that would otherwise be prohibited by Section 17(d) of the Act and Rule 17d-1 thereunder, (a) their participation will involve no coordination between the Trading Entity and the Fund beyond that of a type the Trading Entity engages in with other unaffiliated participants in such facility, (b) the terms of the Fund’s participation in the facility (to the extent within the knowledge and control of the Trading Entity) will be on a basis no less advantageous than that of other similarly situated participants (i.e., the Fund will receive the same priority, security, interest rate and fees as other participants in the same tranche or other portion of the loan in which the Fund is a participant), except to the extent such difference is related to services performed with respect to the facility or their role in the facility and (c) in the case of the primary syndication of a loan facility where the Trading Entity is lead agent with primary responsibility for structuring, arranging or placing such facility, the Fund will participate in the facility only where, based on relevant information that is reasonably available to the Adviser, the Adviser believes that, upon conclusion of allocations to holders of record in the primary syndication of the facility, less than 50% of the participations will be held by Funds (and other discretionary advisory accounts) managed by the Adviser.

(9)                                With respect to situations in which a Fund and a Trading Entity have invested in the same company and that would otherwise be prohibited by Section 17(d) of the Act and Rule 17d-1 thereunder (other than a syndicated loan transaction, which is subject to Transactional Condition (8) above), (a) the Fund’s and the Trading Entity’s investment will involve no coordination between the Trading Entity and the Fund beyond that of a type the Trading Entity engages in with other unaffiliated investors in such company and (b) the Fund will participate or invest in a type or class of securities (e.g., equity securities) of the company only where, based on relevant information that is reasonably available to the Adviser, the Adviser believes that, upon the close of the investment transaction, less than 50% of the dollar amount of the securities of such type or class will be owned by Funds (and other discretionary advisory accounts) managed by the Adviser.

XI.

Conclusion

Applicants submit that the Securities Transactions described in this Application satisfy the standards of Sections 6(c) and 17 (b) and Rule 17d-1.  There is no danger of overreaching or self-dealing by a Trading Entity  in connection with a Securities Transaction, and there will be no conflict of interest associated with an Adviser’s decision to engage in a Securities Transaction with a Trading Entity on behalf of a Fund.  Moreover, the Order is consistent with the policies of the Funds and the protection of investors, as the Advisers will manage the Funds in accordance with the policies and investment objectives of the Funds absent any influence by the Trading Entities.  Finally, permitting the Securities Transactions will be appropriate in the public interest and consistent with general purposes of the Act because the ability to engage in Securities Transactions increases the likelihood of a Fund achieving best price and execution in such transactions and results in none of the abuses that the Act was designed to prevent.(25)

Based upon the foregoing, Applicants respectfully submit that it is appropriate in the public interest and consistent with the protection of investors and the purposes and policies underlying the Act to issue an Order pursuant to Sections 6(c) and 17(b) of the Act exempting Securities Transactions from the provisions of Section 17(a) of the Act and, in the case of Joint Transactions, permitting such Securities Transactions pursuant to Section 17(d) and Rule 17d-1 of the Act on the basis also that the Fund’s participation is no less advantageous than the Trading Entity’s unless such difference is justified by services performed or role in the transaction.

XII.

Procedural Matters

Pursuant to Rule 0-2(f) under the Act, Applicants state that written or oral communications regarding this Application should be directed to the names and addresses indicated on the cover page of this Application.

The address of each Applicant is as follows:  The principal offices of each of the MS Funds are currently located at 522 Fifth Avenue, New York, New York 10036.  The principal offices of each of the MS Advisers are currently located at 522 Fifth Avenue, New York,

(25) See Section 1(b)(2) of the Act, supra.

New York 10036.  The principal office of MS & Co. is currently located at 1585 Broadway, New York, New York 10036.  The principal office of LMP Corporate Loan Fund Inc. is currently located at 55 Water Street, New York, New York 10041.  The principal office of Citigroup Alternative Investments LLC is located at 399 Park Avenue, New York, New York 10043.  The principal office of CGMI is located at 388 Greenwich Street, New York, New York 10013.  The principal office of Citibank, N.A. is located at 399 Park Avenue, New York, New York 10043.  The principal office of Citibank Canada is located at 123 Front Street West, Toronto, Ontario M5J 2M3.  The principal office of Citibank International plc is located at Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB.  The principal office of Citigroup Global Markets Limited is located at Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB.  The principal office of Citigroup Financial Products Inc. is located at 388 Greenwich Street, New York, New York 10013.

Applicants desire that the Commission issue the Order pursuant to Rule 0-5 under the Act without conducting a hearing.

All requirements of the charter documents of each Applicant have been complied with in connection with the execution and filing of this Application.  Each person signing the Application is fully authorized to do so.  The verifications on behalf of each Applicant required by Rule 0-2(d) are attached hereto as Exhibits A-1 to A-13.  A statement of authorization with respect to the filing of this Application by each Applicant and accompanying resolutions by each Fund’s Board required by Rule 0-2(c)(1) are attached hereto as Exhibits B-1 to B-2.

The parties have executed this Amended and Restated Application in one or more counterparts.

Signed on behalf of each of the funds listed in Schedule A

Date: June 15, 2009	By:	/s/ Stefanie V. Chang Yu
	Name:	Stefanie V. Chang Yu
	Title:	Vice President

MORGAN STANLEY INVESTMENT MANAGEMENT INC.

Date: June 15, 2009	By:	/s/ Stefanie V. Chang Yu
	Name:	Stefanie V. Chang Yu
	Title:	Managing Director

MORGAN STANLEY INVESTMENT ADVISORS INC.

Date: June 15, 2009	By:	/s/ Stefanie V. Chang Yu
	Name:	Stefanie V. Chang Yu
	Title:	Managing Director

VAN KAMPEN ASSET MANAGEMENT

Date: June 15, 2009	By:	/s/ Stefanie V. Chang Yu
	Name:	Stefanie V. Chang Yu
	Title:	Managing Director

MORGAN STANLEY & CO. INCORPORATED

Date: June 15, 2009	By:	/s/ Roger Gilbert
	Name:	Roger Gilbert
	Title:	Managing Director

LMP CORPORATE LOAN FUND INC.

Date: June 15, 2009	By:	/s/ Robert Frenkel
	Name:	Robert Frenkel
	Title:	Secretary and Chief Legal Officer

CITIGROUP ALTERNATIVE INVESTMENTS LLC

Date: June 15, 2009	By:	/s/ Millie Kim
	Name:	Millie Kim
	Title:	Secretary

CITIGROUP GLOBAL MARKETS INC.

Date: June 15, 2009	By:	/s/ Scott L. Flood
	Name:	Scott L. Flood
	Title:	Co-General Counsel

CITIGROUP GLOBAL MARKETS LIMITED

Date: June 15, 2009	By:	/s/ S J Cumming & N J Menditta
	Name:	S J Cumming & N J Menditta
	Title:	Delegated Signatories

CITIGROUP FINANCIAL PRODUCTS INC.

Date: June 15, 2009	By:	/s/ Scott L. Flood
	Name:	Scott L. Flood
	Title:	Co-General Counsel

CITIBANK, N.A.

Date: June 15, 2009	By:	/s/ Scott L. Flood
	Name:	Scott L. Flood
	Title:	Vice President

CITIBANK CANADA

Date: June 15, 2009	By:	/s/ Charles Alexander
	Name:	Charles Alexander
	Title:	General Counsel

CITIBANK INTERNATIONAL PLC

Date: June 15, 2009	By:	/s/ Robert Stemmons
	Name:	Robert Stemmons
	Title:	Delegated Signatory

Schedule A

MORGAN STANLEY

RETAIL AND INSTITUTIONAL FUNDS

AS OF JUNE 15, 2009

RETAIL FUNDS

OPEN-END RETAIL FUNDS

TAXABLE MONEY MARKET FUNDS

Active Assets Government Securities Trust

Active Assets Institutional Government Securities Trust

Active Assets Institutional Money Trust

Active Assets Money Trust

Morgan Stanley Liquid Asset Fund Inc.

Morgan Stanley U.S. Government Money Market Trust

TAX-EXEMPT MONEY MARKET FUNDS

Active Assets California Tax-Free Trust

Active Assets Tax-Free Trust

Morgan Stanley California Tax-Free Daily Income Trust

Morgan Stanley New York Municipal Money Market Trust

Morgan Stanley Tax-Free Daily Income Trust

EQUITY FUNDS

Morgan Stanley Capital Opportunities Trust

Morgan Stanley Dividend Growth Securities Inc.

Morgan Stanley Equally-Weighted S&P 500 Fund

Morgan Stanley European Equity Fund Inc.

Morgan Stanley Focus Growth Fund

Morgan Stanley Fundamental Value Fund

Morgan Stanley Global Advantage Fund

Morgan Stanley Global Dividend Growth Securities

Morgan Stanley Global Infrastructure Fund

Morgan Stanley Health Sciences Trust

Morgan Stanley International Fund

Morgan Stanley International Value Equity Fund

Morgan Stanley Mid Cap Growth Fund

Morgan Stanley Mid-Cap Value Fund

Morgan Stanley Natural Resource Development Securities Inc.

Morgan Stanley Pacific Growth Fund Inc.

Morgan Stanley Real Estate Fund

Morgan Stanley S&P 500 Index Fund

Morgan Stanley Series Funds

•                  Morgan Stanley Commodities Alpha Fund

•                  Morgan Stanley Alternative Opportunities Fund

•                  Morgan Stanley U.S. Multi-Cap Alpha Fund

Morgan Stanley Small-Mid Special Value Fund

Morgan Stanley Special Growth Fund

Morgan Stanley Special Value Fund

Morgan Stanley Technology Fund

Morgan Stanley Value Fund

BALANCED FUND

Morgan Stanley Balanced Fund

ASSET ALLOCATION FUND

Morgan Stanley Strategist Fund

TAXABLE FIXED-INCOME FUNDS

Morgan Stanley Convertible Securities Trust

Morgan Stanley Flexible Income Trust

Morgan Stanley FX Series Funds

•                  Morgan Stanley FX Alpha Plus Strategy Portfolio

•                  Morgan Stanley FX Alpha Strategy Portfolio

Morgan Stanley High Yield Securities Inc.

Morgan Stanley Limited Duration U.S. Government Trust

Morgan Stanley Mortgage Securities Trust

Morgan Stanley U.S. Government Securities Trust

TAX-EXEMPT FIXED-INCOME FUNDS

Morgan Stanley California Tax-Free Income Fund

Morgan Stanley Limited Term Municipal Trust

Morgan Stanley New York Tax-Free Income Fund

Morgan Stanley Tax-Exempt Securities Trust

SPECIAL PURPOSE FUNDS

Morgan Stanley Select Dimensions Investment Series, on behalf of its series

•                  Balanced Portfolio

•                  Capital Growth Portfolio

•                  Capital Opportunities Portfolio

•                  Dividend Growth Portfolio

•                  Equally-Weighted S&P 500 Portfolio

•                  Flexible Income Portfolio

•                  Focus Growth Portfolio

•                  Global Infrastructure Portfolio

•                  Mid Cap Growth Portfolio

•                  Money Market Portfolio

Morgan Stanley Variable Investment Series

•                  Aggressive Equity Portfolio

•                  Capital Opportunities Portfolio

•                  Dividend Growth Portfolio

•                  European Equity Portfolio

•                  Global Dividend Growth Portfolio

•                  Global Infrastructure Portfolio

•                  High Yield Portfolio

•                  Income Builder Portfolio

•                  Income Plus Portfolio

•                  Limited Duration Portfolio

•                  Money Market Portfolio

•                  S&P 500 Index Portfolio

•                  Strategist Portfolio

CLOSED-END RETAIL FUNDS

TAXABLE FIXED-INCOME CLOSED-END FUNDS

Morgan Stanley Income Securities Inc.

Morgan Stanley Prime Income Trust

TAX-EXEMPT FIXED-INCOME CLOSED-END FUNDS

Morgan Stanley California Insured Municipal Income Trust

Morgan Stanley California Quality Municipal Securities

Morgan Stanley Insured California Municipal Securities

Morgan Stanley Insured Municipal Bond Trust

Morgan Stanley Insured Municipal Income Trust

Morgan Stanley Insured Municipal Securities

Morgan Stanley Insured Municipal Trust

Morgan Stanley Municipal Income Opportunities Trust

Morgan Stanley Municipal Income Opportunities Trust II

Morgan Stanley Municipal Income Opportunities Trust III

Morgan Stanley Municipal Premium Income Trust

Morgan Stanley New York Quality Municipal Securities

Morgan Stanley Quality Municipal Income Trust

Morgan Stanley Quality Municipal Investment Trust

Morgan Stanley Quality Municipal Securities

INSTITUTIONAL FUNDS

OPEN-END INSTITUTIONAL FUNDS

Morgan Stanley Institutional Fund, Inc., on behalf of its series

•                  Active International Allocation Portfolio

•                  Capital Growth Portfolio

•                  Emerging Markets Debt Portfolio

•                  Emerging Markets Portfolio

•                  Focus Growth Portfolio

•                  Global Franchise Portfolio

•                  Global Real Estate Portfolio

•                  Global Value Equity Portfolio

•                  International Equity Portfolio

•                  International Growth Equity Portfolio

•                  International Real Estate Portfolio

•                  International Small Cap Portfolio

•                  Large Cap Relative Value Portfolio

•                  Small Company Growth Portfolio

•                  U.S. Real Estate Portfolio

•                  U.S. Small/Mid Cap Value Portfolio

Morgan Stanley Institutional Fund Trust, on behalf of its series

•                  Advisory Portfolio

•                  Advisory Portfolio II

•                  Balanced Portfolio

•                  Core Fixed Income Portfolio

•                  Core Plus Fixed Income Portfolio

•                  Intermediate Duration Portfolio

•                  International Fixed Income Portfolio

•                  Investment Grade Fixed Income Portfolio

•                  Limited Duration Portfolio

•                  Long Duration Fixed Income Portfolio

•                  Mid Cap Growth Portfolio

•                  Municipal Portfolio

•                  U.S. Mid Cap Value Portfolio

•                  U.S. Small Cap Value Portfolio

•                  Value Portfolio

Morgan Stanley Institutional Liquidity Funds, on behalf of its series

•                  Government Portfolio

•                  Money Market Portfolio

•                  Prime Portfolio

•                  Tax-Exempt Portfolio

•                  Treasury Portfolio

•                  Government Securities Portfolio

•                  Treasury Securities Portfolio

The Universal Institutional Funds, Inc., on behalf of its series

•                  Core Plus Fixed Income Portfolio

•                  Emerging Markets Debt Portfolio

•                  Emerging Markets Equity Portfolio

•                  Equity and Income Portfolio

•                  Capital Growth Portfolio

•                  Global Franchise Portfolio

•                  Global Real Estate Portfolio

•                  Global Value Equity Portfolio

•                  High Yield Portfolio

•                  International Growth Equity Portfolio

•                  International Magnum Portfolio

•                  Mid Cap Growth Portfolio

•                  Small Company Growth Portfolio

•                  U.S. Mid Cap Value Portfolio

•                  U.S. Real Estate Portfolio

•                  Value Portfolio

CLOSED-END INSTITUTIONAL FUNDS

Morgan Stanley Asia-Pacific Fund, Inc.

Morgan Stanley China “A” Share Fund, Inc.

Morgan Stanley Eastern Europe Fund, Inc.

Morgan Stanley Emerging Markets Debt Fund, Inc.

Morgan Stanley Emerging Markets Domestic Debt Fund, Inc.

Morgan Stanley Emerging Markets Fund, Inc.

Morgan Stanley Frontier Emerging Markets Fund, Inc.

Morgan Stanley Global Opportunity Bond Fund, Inc.

Morgan Stanley High Yield Fund, Inc.

Morgan Stanley India Investment Fund, Inc.

The Latin American Discovery Fund, Inc.

The Malaysia Fund, Inc.

The Thai Fund, Inc.

The Turkish Investment Fund, Inc.

VAN KAMPEN FUNDS

AS OF JUNE 15, 2009

OPEN-END FUNDS

Van Kampen Capital Growth Fund

Van Kampen Comstock Fund

Van Kampen Corporate Bond Fund

Van Kampen Enterprise Fund

Van Kampen Equity and Income Fund

Van Kampen Equity Trust, on behalf of its series

•                  Van Kampen Asset Allocation Conservative Fund

•                  Van Kampen Asset Allocation Growth Fund

•                  Van Kampen Asset Allocation Moderate Fund

•                  Van Kampen Core Equity Fund

•                  Van Kampen Global Growth Fund

•                  Van Kampen Leaders Fund

•                  Van Kampen Mid Cap Growth Fund

•                  Van Kampen Small Cap Growth Fund

•                  Van Kampen Small Cap Value Fund

•                  Van Kampen Utility Fund

•                  Van Kampen Value Opportunities Fund

Van Kampen Equity Trust II, on behalf of its series

•                  Van Kampen American Franchise Fund

•                  Van Kampen Equity Premium Income Fund

•                  Van Kampen International Growth Fund

•                  Van Kampen International Advantage Fund

•                  Van Kampen Technology Fund

•                  Van Kampen Core Growth Fund

Van Kampen Exchange Fund

Van Kampen Government Securities Fund

Van Kampen Growth and Income Fund

Van Kampen Harbor Fund

Van Kampen High Yield Fund

Van Kampen Life Investment Trust, on behalf of its series

•                  LIT Capital Growth Portfolio

•                  LIT Comstock Portfolio

•                  LIT Global Tactical Asset Allocation Portfolio

•                  LIT Government Portfolio

•                  LIT Growth and Income Portfolio

•                  LIT Mid Cap Growth Portfolio

•                  LIT Money Market Portfolio

Van Kampen Limited Duration Fund

Van Kampen Money Market Fund

Van Kampen Pennsylvania Tax Free Income Fund

Van Kampen Real Estate Securities Fund

Van Kampen Retirement Strategy Trust, on behalf of its series

•                  Van Kampen 2010 Retirement Strategy Fund

•                  Van Kampen 2015 Retirement Strategy Fund

•                  Van Kampen 2020 Retirement Strategy Fund

•                  Van Kampen 2025 Retirement Strategy Fund

•                  Van Kampen 2030 Retirement Strategy Fund

•                  Van Kampen 2035 Retirement Strategy Fund

•                  Van Kampen 2040 Retirement Strategy Fund

•                  Van Kampen 2045 Retirement Strategy Fund

•                  Van Kampen 2050 Retirement Strategy Fund

•                  Van Kampen In Retirement Strategy Fund

Van Kampen Senior Loan Fund

Van Kampen Series Fund, Inc., on behalf of its series

•                  Van Kampen American Value Fund

•                  Van Kampen Emerging Markets Fund

•                  Van Kampen Equity Growth Fund

•                  Van Kampen Global Equity Allocation Fund

•                  Van Kampen Global Franchise Fund

•                  Van Kampen Global Value Equity Fund

Van Kampen Tax-Exempt Trust

Van Kampen Tax Free Money Fund

Van Kampen Tax Free Trust, on behalf of its series

•                  Van Kampen California Insured Tax Free Fund

•                  Van Kampen Insured Tax Free Income Fund

•                  Van Kampen Intermediate Term Municipal Income Fund

•                  Van Kampen Municipal Income Fund

•                  Van Kampen New York Tax Free Income Fund

•                  Van Kampen Strategic Municipal Income Fund

Van Kampen Trust

Van Kampen Trust II, on behalf of its series

•                  Van Kampen Global Bond Fund

•                  Van Kampen Global Tactical Asset Allocation Fund

Van Kampen Partners Trust, on behalf of its series

•                  Van Kampen O’Shaughnessy All Cap Core Fund

•                  Van Kampen O’Shaughnessy Enhanced Dividend Fund

•                  Van Kampen O’Shaughnessy Global Fund

•                  Van Kampen O’Shaughnessy International Fund

•                  Van Kampen O’Shaughnessy Large Cap Growth Fund

•                  Van Kampen O’Shaughnessy Small/Mid Cap Growth Fund

Van Kampen U.S. Government Trust

CLOSED-END FUNDS

Van Kampen Advantage Municipal Income Trust II

Van Kampen Bond Fund

Van Kampen California Value Municipal Income Trust

Van Kampen Dynamic Credit Opportunities Fund

Van Kampen High Income Trust II

Van Kampen Massachusetts Value Municipal Income Trust

Van Kampen Municipal Opportunity Trust

Van Kampen Municipal Trust

Van Kampen Ohio Quality Municipal Trust

Van Kampen Pennsylvania Value Municipal Income Trust

Van Kampen Select Sector Municipal Trust

Van Kampen Senior Income Trust

Van Kampen Trust for Insured Municipals

Van Kampen Trust for Investment Grade Municipals

Van Kampen Trust for Investment Grade New Jersey Municipals

Van Kampen Trust for Investment Grade New York Municipals

Exhibit A-1

VERIFICATION

STATE OF NEW YORK	)
)
COUNTY OF NEW YORK	)

The undersigned states that she has duly executed the attached amended and restated application for an order pursuant to Sections 17(a) and 17(e) of the Investment Company Act of 1940 (the “Act”), and pursuant to Section 17(d) of the Act and Rule 17d-1 thereunder, dated June 15, 2009, for and on behalf of each of the funds listed in Schedule A (each, a “Fund”); that she is the Vice President of each Fund; and that all actions necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further says that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

By:	/s/ Stefanie V. Chang Yu
Name:	Stefanie V. Chang Yu

Exhibit A-2

VERIFICATION

STATE OF NEW YORK	)
)
COUNTY OF NEW YORK	)

The undersigned states that she has duly executed the attached amended and restated application for an order pursuant to Sections 17(a) and 17(e) of the Investment Company Act of 1940 (the “Act”), and pursuant to Section 17(d) of the Act and Rule 17d-1 thereunder, dated June 15, 2009, for and on behalf of Morgan Stanley Investment Management Inc. (the “Company”); that she is Managing Director of the Company; and that all actions necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further says that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

By:	/s/ Stefanie V. Chang Yu
Name:	Stefanie V. Chang Yu

Exhibit A-3

VERIFICATION

STATE OF NEW YORK	)
)
COUNTY OF NEW YORK	)

The undersigned states that she has duly executed the attached amended and restated application for an order pursuant to Sections 17(a) and 17(e) of the Investment Company Act of 1940 (the “Act”), and pursuant to Section 17(d) of the Act and Rule 17d-1 thereunder, dated June 15, 2009, for and on behalf of Morgan Stanley Investment Advisors Inc. (the “Company”); that she is Managing Director of the Company; and that all actions necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further says that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

By:	/s/ Stefanie V. Chang Yu
Name:	Stefanie V. Chang Yu

Exhibit A-4

VERIFICATION

STATE OF NEW YORK	)
)
COUNTY OF NEW YORK	)

The undersigned states that she has duly executed the attached amended and restated application for an order pursuant to Sections 17(a) and 17(e) of the Investment Company Act of 1940 (the “Act”), and pursuant to Section 17(d) of the Act and Rule 17d-1 thereunder, dated June 15, 2009, for and on behalf of Van Kampen Asset Management (the “Company”); that she is Managing Director of the Company; and that all actions necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further says that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

By:	/s/ Stefanie V. Chang Yu
Name:	Stefanie V. Chang Yu

Exhibit A-5

VERIFICATION

STATE OF NEW YORK	)
)
COUNTY OF NEW YORK	)

The undersigned states that he has duly executed the attached amended and restated application for an order pursuant to Sections 17(a) and 17(e) of the Investment Company Act of 1940 (the “Act”), and pursuant to Section 17(d) of the Act and Rule 17d-1 thereunder, dated June 15, 2009, for and on behalf of Morgan Stanley & Co. Incorporated (the “Company”); that he is a Managing Director of the Company; and that all actions necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Roger Gilbert
Name:	Roger Gilbert

Exhibit A-6

VERIFICATION

STATE OF NEW YORK	)
)
COUNTY OF NEW YORK	)

The undersigned states that he has duly executed the attached amended and restated application for an order pursuant to Sections 17(a) and 17(e) of the Investment Company Act of 1940 (the “Act”), and pursuant to Section 17(d) of the Act and Rule 17d-1 thereunder, dated June 15, 2009, for and on behalf of LMP Corporate Loan Fund Inc. (the “Fund”); that he is Secretary and Chief Legal Officer of the Fund; and that all actions necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Robert Frenkel
Name:	Robert Frenkel

Exhibit A-7

VERIFICATION

STATE OF NEW YORK	)
)
COUNTY OF NEW YORK	)

The undersigned states that she has duly executed the attached amended and restated application for an order pursuant to Sections 17(a) and 17(e) of the Investment Company Act of 1940 (the “Act”), and pursuant to Section 17(d) of the Act and Rule 17d-1 thereunder, dated June 15, 2009, for and on behalf of Citigroup Alternative Investments LLC (the “Company”); that she is Secretary of the Company; and that all actions necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further says that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

By:	/s/ Millie Kim
Name:	Millie Kim

Exhibit A-8

VERIFICATION

STATE OF NEW YORK	)
)
COUNTY OF NEW YORK	)

The undersigned states that he has duly executed the attached amended and restated application for an order pursuant to Sections 17(a) and 17(e) of the Investment Company Act of 1940 (the “Act”), and pursuant to Section 17(d) of the Act and Rule 17d-1 thereunder, dated June 15, 2009, for and on behalf of Citigroup Global Markets Inc. (the “Company”); that he is Co-General Counsel of the Company; and that all actions necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Scott L. Flood
Name:	Scott L. Flood

Exhibit A-9

VERIFICATION

STATE OF NEW YORK	)
)
COUNTY OF NEW YORK	)

The undersigned state that they have duly executed the attached amended and restated application for an order pursuant to Sections 17(a) and 17(e) of the Investment Company Act of 1940 (the “Act”), and pursuant to Section 17(d) of the Act and Rule 17d-1 thereunder, dated June 15, 2009, for and on behalf of Citigroup Global Markets Limited (the “Company”); that they are Delegated Signatories of the Company; and that all actions necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further say that they are familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of their knowledge, information and belief.

By:	/s/ S J Cumming & N J Menditta
Name:	S J Cumming & N J Menditta

Exhibit A-10

VERIFICATION

STATE OF NEW YORK	)
)
COUNTY OF NEW YORK	)

The undersigned states that he has duly executed the attached amended and restated application for an order pursuant to Sections 17(a) and 17(e) of the Investment Company Act of 1940 (the “Act”), and pursuant to Section 17(d) of the Act and Rule 17d-1 thereunder, dated June 15, 2009, for and on behalf of Citigroup Financial Products Inc. (the “Company”); that he is Co-General Counsel of the Company; and that all actions necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Scott L. Flood
Name:	Scott L. Flood

Exhibit A-11

VERIFICATION

STATE OF NEW YORK	)
)
COUNTY OF NEW YORK	)

The undersigned states that he has duly executed the attached amended and restated application for an order pursuant to Sections 17(a) and 17(e) of the Investment Company Act of 1940 (the “Act”), and pursuant to Section 17(d) of the Act and Rule 17d-1 thereunder, dated June 15, 2009, for and on behalf of Citibank, N.A. (the “Company”); that he is a Vice President of the Company; and that all actions necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of  his knowledge, information and belief.

By:	/s/ Scott L. Flood
Name:	Scott L. Flood

Exhibit A-12

VERIFICATION

STATE OF NEW YORK	)
)
COUNTY OF NEW YORK	)

The undersigned states that he has duly executed the attached amended and restated application for an order pursuant to Sections 17(a) and 17(e) of the Investment Company Act of 1940 (the “Act”), and pursuant to Section 17(d) of the Act and Rule 17d-1 thereunder, dated June 15, 2009, for and on behalf of Citibank Canada (the “Company”); that he is General Counsel & Corporate Secretary of the Company; and that all actions necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Charles Alexander
Name:	Charles Alexander

Exhibit A-13

VERIFICATION

LONDON	)
)
ENGLAND	)

The undersigned states that he has duly executed the attached amended and restated application for an order pursuant to Sections 17(a) and 17(e) of the Investment Company Act of 1940 (the “Act”), and pursuant to Section 17(d) of the Act and Rule 17d-1 thereunder, dated June 15, 2009, for and on behalf of Citibank International plc (the “Company”); that he is Delegated Signatory of the Company; and that all actions necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Robert Stemmons
Name:	Robert Stemmons

Exhibit B-1

OFFICER’S CERTIFICATE

The undersigned, being duly elected Vice President of each fund listed on Schedule A (each, a “Fund”), DOES HEREBY CERTIFY that the attached resolutions were adopted by the Board of Directors or Trustees of such Fund at a meeting duly held on April 17, 2009 with respect to the Van Kampen Funds and on April 23, 2009 with respect to the Morgan Stanley Funds, and that such resolutions have not been amended, modified or superseded in any way as of the date of this Certificate.

IN WITNESS WHEREOF, I have set my hand this 15th day of June, 2009.

By:	/s/ Stefanie V. Chang Yu
Name:	Stefanie V. Chang Yu
Title:	Vice President

The Funds Listed on Schedule A

RESOLVED, that this Board hereby authorizes the funds listed on Schedule A (the “Funds”) to file an application for an order from the Securities and Exchange Commission to permit the Funds to engage in securities transactions with Citigroup Global Markets Inc. or an affiliate (collectively, “the Citi Trading Entity”), including (i) the purchase of securities from, or the sales of securities to, the Citi Trading Entity in both primary market (including underwritten) and secondary market transactions in which the Citi Trading Entity is acting as a principal and (ii) participation in arrangements or transactions that the Funds presently participate in with the Citi Trading Entity, subject to such terms and conditions as are agreed to by the Securities and Exchange Commission; and further

RESOLVED, that all officers of these Funds are, and each hereby is, authorized from time to time to do, or cause to be done, all such other acts and things, and to execute and deliver all such instruments and documents, as each officer shall deem necessary or appropriate, to carry out the purpose and intent of the foregoing resolution.

Exhibit B-2

OFFICER’S CERTIFICATE

The undersigned, being duly elected Chief Legal Officer of LMP Corporate Loan Fund Inc. (the “Fund”), DOES HEREBY CERTIFY that the attached resolutions were adopted by the Board of Directors of the Fund at a meeting duly held on April 23, 2009, and that such resolutions have not been amended, modified or superseded in any way as of the date of this Certificate.

IN WITNESS WHEREOF, I have set my hand this 15th day of June, 2009.

By:	/s/ Robert Frenkel
Name:	Robert Frenkel
Title:	Secretary and Chief Legal Officer

LMP Corporate Loan Fund Inc.

RESOLVED, that the Board of Directors of LMP Corporate Loan Fund Inc. (the “Fund”) hereby authorize the filing of an application for an order from the Securities and Exchange Commission to permit the Fund to engage in securities transactions (including for this purpose, loans and interests therein) with Morgan Stanley & Co. Incorporated or an affiliate (collectively, “the MS Trading Entity”), including (i) the purchase of securities from, or the sales of securities to, the MS Trading Entity in both primary market (including underwritten) and secondary market transactions in which the MS Trading Entity is acting as a principal and (ii) participation in arrangements or transactions that the Fund presently participates in with the MS Trading Entity, subject to such terms and conditions as are agreed to by the Securities and Exchange Commission and which shall not be objectionable to counsel to the Fund; and further

RESOLVED, that all officers of the Fund are, and each hereby is, authorized from time to time in consultation with counsel to the Fund to do, or cause to be done, all such other acts and things, and to execute and deliver all such instruments and documents, as each officer shall deem necessary or appropriate, to carry out the purpose and intent of the foregoing resolution.